Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

STAAR SURGICAL COMPANY,

a Delaware corporation,

ALCON RESEARCH, LLC,

a Delaware limited liability company, and

RASCASSE MERGER SUB, INC.,

a Delaware corporation

Dated as of August 4, 2025

Table of Contents

		Page
SECTION 1 THE MERGER

1.1	The Closing	2
1.2	The Merger	3
1.3	Conversion of Shares	2
1.4	Surrender of Certificates; Stock Transfer Books	3
1.5	Dissenters’ Rights	7
1.6	Treatment of Company Long-Term Incentive Compensation	7
1.7	Further Action	8
SECTION 2 THE SURVIVING CORPORATION

2.1	Certificate of Incorporation and Bylaws; Directors and Officers	8
	SECTION 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	9
3.2	Certificate of Incorporation and Bylaws	10
3.3	Capitalization, Etc.	10
3.4	SEC Filings; Financial Statements	12
3.5	Absence of Changes; No Material Adverse Effect	14
3.6	Title to Assets	14
3.7	Real Property	15
3.8	Intellectual Property; Data Privacy	15
3.9	Contracts	18
3.10	Liabilities	21
3.11	Compliance with Legal Requirements	21
3.12	Regulatory Matters	21
3.13	Compliance with Anti-Corruption Laws, Sanctions and Customs & Trade Control Laws; Certain Business Practices	24
3.14	No TID U.S. Business	25
3.15	Governmental Authorizations	25
3.16	Tax Matters	25
3.17	Employee Matters; Benefit Plans	27
3.18	Environmental Matters	30
3.19	Insurance	31
3.20	Legal Proceedings; Orders	31

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3.21	Authority; Binding Nature of Agreement	32
3.22	Non-Contravention; Consents	32
3.23	Takeover Laws	33
3.24	Opinion of Financial Advisors	33
3.25	Brokers and Other Advisors	33
3.26	Acknowledgement by Company	33

SECTION 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1	Due Organization	34
4.2	Merger Sub	34
4.3	Authority; Binding Nature of Agreement	34
4.4	Non-Contravention; Consents	35
4.5	Disclosure	35
4.6	Absence of Litigation	35
4.7	Funds	36
4.8	Ownership of Shares	36
4.9	Acknowledgement by Parent and Merger Sub	36
4.10	Brokers and Other Advisors	37
4.11	Solvency	37
4.12	Research and Development	38
4.13	Tax Residency of Ultimate Parent	38

SECTION 5 CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	38
5.2	Operation of the Acquired Corporations’ Business	39
5.3	Stockholder Meeting; Proxy Statement	43
5.4	No Solicitation	46

SECTION 6 ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	48
6.2	Filings, Consents and Approvals	50
6.3	Employee Matters	52
6.4	Company 401(k)	53
6.5	Indemnification of Officers and Directors	54
6.6	Stockholder Litigation	56
6.7	Additional Agreements	56
6.8	Disclosure	57
6.9	Takeover Laws	57
6.10	Section 16 Matters	58
6.11	Stock Exchange Delisting; Deregistration	58

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6.12	Notification of Certain Events	58
6.13	Merger Sub	58

SECTION 7 CONDITIONS PRECEDENT TO THE MERGER

7.1	Condition to the Obligations of Each Party	58
7.2	Conditions to the Obligations of Parent and Merger Sub	59
7.3	Conditions to the Obligations of the Company	60

SECTION 8 TERMINATION

8.1	Termination	61
8.2	Effect of Termination	62
8.3	Expenses; Termination Fees	63

SECTION 9 MISCELLANEOUS PROVISIONS

9.1	Amendment	66
9.2	Waiver	66
9.3	No Survival of Representations and Warranties	66
9.4	Entire Agreement; Counterparts	66
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	67
9.6	Assignability	68
9.7	Transfer Tax	68
9.8	No Third Party Beneficiaries	68
9.9	Notices	69
9.10	Severability	70
9.11	Obligation of Parent	70
9.12	Construction	70

Exhibit A Certain Definitions

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 4, 2025 by and among Alcon Research, LLC, a Delaware limited liability company (“Parent”); Rascasse Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”); and STAAR Surgical Company, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Parent desires to acquire the Company through a merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of Company Common Stock (the “Shares”) as of the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into the right to receive $28.00 per Share, in cash, without interest (the “Merger Consideration”), and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(B) The Board of Directors has unanimously (i) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the execution and delivery of, and entry into, this Agreement, and the performance by the Company of the covenants and agreements contained herein and the consummation of the Transactions, including the Merger, (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and (iv) directed that this Agreement and the Merger be submitted to the stockholders of the Company for adoption thereby.

(C) The boards of directors of Parent and Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

(D) Immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement and the Transactions, including the Merger (the “Merger Sub Sole Stockholder Approval”).

(E) Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

SECTION 1

THE MERGER

1.1 The Closing. Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing among the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place remotely via the electronic exchange of signatures on the third (3rd) Business Day after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.2 The Merger.

(a) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective.

(b) The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time the Merger is effective, the “Effective Time”).

(c) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the Surviving Corporation.

(d) The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent or Merger Sub shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares held immediately prior to the Effective Time by any direct or indirect Subsidiary of Parent or Merger Sub or any direct or indirect Subsidiary of the Company shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time (such Shares, together with the Shares described in clause (i) and clause (ii), the “Excluded Shares”);

(iv) except as provided in clauses (i), (ii), and (iii) above, and subject to Section 1.3(b), each Share outstanding immediately prior to the Effective Time (excluding any Dissenting Shares, which shall have only those rights set forth in Section 1.5) shall be converted into the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes in accordance with Section 1.4(e); and

(v) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 1.3(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and (a) each applicable holder of Shares (other than Dissenting Shares and Excluded Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Section 1.3, without any interest thereon, upon the surrender of such Shares in accordance with Section 1.4, (b) each applicable holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights specified in Section 1.5 and (c) each applicable holder of Excluded Shares shall cease to have any rights with respect thereto.

(b) Subject to Section 1.3(b) of the Company Disclosure Schedule, if, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be equitably adjusted.

1.4 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purposes of exchanging Shares represented by a certificate evidencing such Shares (the “Certificates”) and Book-Entry Shares for the Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 1.3. On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 1.3(a)(iv) (the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Merger Consideration in the Merger; provided that any interest or other income resulting from investment of the Payment Fund that results in an amount being held in the Payment Fund that is greater than the amount payable pursuant to Section 1.3 and this Section 1.4 shall be promptly returned to Parent. The Payment Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Notwithstanding anything to the contrary herein, the Equity Award Consideration will not be deposited with the Exchange Agent and will be paid in accordance with Section 1.6. In the event the Payment Fund shall be insufficient to pay the aggregate Merger Consideration in accordance with this Agreement (including Section 1.3(a)(iv) and in respect of any Dissenting Shares that shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the proviso in the first sentence of Section 1.5), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day following the Effective Time, the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of the Certificates or Book-Entry Shares, who, in each case, was entitled to receive the Merger Consideration pursuant to Section 1.3, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 1.4(f), if applicable) to the Exchange Agent, or a customary agent’s message with respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 1.3. Upon surrender to the Exchange Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 1.4(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered (“Other Person Transfer Taxes”), or shall have established to the reasonable satisfaction of the Surviving Corporation that such Other Person Transfer Taxes either have been paid or are not applicable. Except as required by Legal Requirements, none of Parent, Merger Sub or the Surviving Corporation shall have any liability for the Other Person Transfer Taxes described in the immediately preceding sentence of this Section 1.4(b); provided, that if Legal Requirements impose any such liability on Parent, Merger Sub, or the Surviving Corporation, such Person requesting the payment as described in the immediately preceding sentence of this Section 1.4(b) shall cause such Other Person Transfer Taxes to be paid on behalf of Parent, Merger Sub, or the Surviving Corporation (such that none of Parent, Merger Sub, or the Surviving Corporation has any economic responsibility for such Other Person Transfer Taxes). Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 1.4, each Certificate and Book-Entry Share (in each case, other than the Dissenting Shares (subject to Section 1.5) and Excluded Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 1.3.

(c) At any time following the twelve (12)-month anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 1.3) which had been made available to the Exchange Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Exchange Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) (i) Each of the Company, the Surviving Corporation, Parent, Merger Sub, the Exchange Agent and their respective Affiliates, shall be entitled to deduct and withhold (or cause the Exchange Agent to deduct and withhold) from any amount payable to any Person pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding, including by requesting any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information under U.S. federal, state or local or non-U.S. Legal Requirements. Each such withholding agent shall take all action that may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so deducted or withheld and timely and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made (except in the case of any deduction or withholding under the Legal Requirements of Switzerland or any political subdivision thereof that is applicable as a result of the status of Parent or any Affiliate of Parent as a tax resident of Switzerland, Parent or any Affiliate of Parent having any other nexus with Switzerland for Tax purposes or any payment hereunder being made from or through Switzerland (and, for the avoidance of doubt, other than a deduction or withholding in respect of amounts payable or deliverable to a holder of Shares or Awards that is tax resident in Switzerland)). (ii) Each of Parent and Merger Sub acknowledges and agrees that no amount with respect to Taxes is required to be deducted or withheld from any amounts payable or deliverable pursuant to Section 1.3, Section 1.5, Section 1.6 or Section 8.3 under the Legal Requirements of Switzerland or any political subdivision thereof as in effect on the date of this Agreement (in each case, respectively, other than from amounts payable or deliverable to a holder of Shares or Awards that is tax resident in Switzerland). (iii) Notwithstanding any other provision of this Agreement, Parent and Merger Sub shall ensure that none of the Company, the Surviving Corporation, Parent, Merger Sub, the Exchange Agent or any of their respective Affiliates or agents shall deduct or withhold, or cause to be deducted or withheld, from any amounts payable or deliverable pursuant to Section 1.3, Section 1.5, Section 1.6 or Section 8.3 any amount with respect to Taxes imposed under the Legal Requirements of Switzerland or any political subdivision thereof (in each case, respectively, other than amounts payable or deliverable to a holder of Shares or Awards that is tax resident in Switzerland) other than as required by any change under the Legal Requirements of Switzerland after the date of this Agreement. Notwithstanding anything in this agreement to the contrary, the sole remedy for a breach of the representation set forth in Section 1.4(e)(ii) shall be the application of Section 1.4(e)(i) and (iii) with respect to any withholding under the Legal Requirements of Switzerland and, as applicable, Section 1.3, Section 1.4(f), Section 1.5, Section 1.6 and Section 8.3.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Exchange Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 1.4(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 1.

1.5 Dissenters’ Rights. Notwithstanding anything to the contrary contained in this Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 1.4(e)), and such Shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Merger Sub of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case, prior to the Effective Time. Parent and Merger Sub shall have the right to direct and participate in (at their respective cost and expense), and the Company shall have the opportunity to participate (at its cost and expense) in and be consulted with respect to, all negotiations and proceedings with respect to such demands, and prior to the Effective Time, neither Parent, Merger Sub nor the Company shall, without the prior written consent of Parent and the Company, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing. This Section 1.5, and not Section 6.6 or Section 6.2(e), shall govern with respect to such appraisals and demands.

1.6 Treatment of Company Long-Term Incentive Compensation.

(a) At the Effective Time, each Company Option which has a per Share exercise price that is less than the Merger Consideration (each, an “In-the-Money Company Option”) (whether or not then vested) shall be cancelled and the holder thereof shall be entitled to receive a cash payment equal to (i) the excess of (A) the Merger Consideration over (B) the per Share exercise price under such In-the-Money Company Option, multiplied by (ii) the total number of Shares subject to such In-the-Money Company Option immediately prior to the Effective Time.

(b) At the Effective Time, each Company Option that is not an In-the-Money Company Option (each, an “Out-of-the-Money Company Option”) shall be cancelled at the Effective Time without any consideration payable therefor.

(c) At the Effective Time, each then outstanding Company RSU Award (whether or not then vested) that was granted prior to the date hereof or that is held by a non-employee member of the Board of Directors shall be cancelled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company RSU Award.

(d) At the Effective Time, each then outstanding Company PSU Award (whether or not then vested) shall be cancelled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company PSU Award immediately prior to the Effective Time, with performance deemed achieved at 160% of the target level.

(e) At the Effective Time, each then outstanding Company Cash Award shall vest in full (to the extent unvested) and be paid as soon as reasonably practicable after the Effective Time, and in any event by the second regularly scheduled payroll date following the Closing Date.

(f) As soon as reasonably practicable after the Effective Time, and in any event by the second regularly scheduled payroll date following the Closing Date, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the aggregate cash consideration payable pursuant to this Section 1.6 with respect to In-the-Money Company Options, Company RSU Awards and Company PSU Awards (collectively, “Awards”) through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required withholding Taxes) to the holders of In-the-Money Company Options, Company RSU Awards and/or Company PSU Awards. Prior to the Effective Time, the Company shall take all actions appropriate or necessary (under the Company Equity Plan and award agreements pursuant to which Company Options, Company RSU Awards and Company PSU Awards are outstanding or otherwise) to effect the transactions described in this Section 1.6.

(g) To the extent a payment pursuant in this Section 1.6 would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.

(h) Prior to the Effective Time, the Board of Directors or the appropriate committee of the Board of Directors, as applicable, shall adopt all resolutions that it determines to be appropriate or necessary (under the Company Equity Plan and award agreements pursuant to which Company Options, Company RSU Awards and Company PSU Awards are outstanding or otherwise) to effect the transactions described in this Section 1.6.

1.7 Further Action(a) . If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub and/or in the name of the Company) to take such action.

SECTION 2

THE SURVIVING CORPORATION

2.1 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, subject to Section 6.5, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety so that it reads to be the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation, (ii) the provisions naming the initial director(s) or incorporator(s) of Merger Sub shall be omitted and (iii) the certificate of incorporation shall be amended to comply with Section 6.5, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the bylaws shall be amended to comply with Section 6.5, until thereafter changed or amended as provided therein or by applicable Legal Requirements, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of Section 3 of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 3, (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty, and (c) disclosures in the Annual Report on Form 10-K filed on February 21, 2025 by the Company with the SEC and the Company SEC Documents filed thereafter but at least one (1) day prior to the date of this Agreement (other than (i) any generally cautionary or forward-looking statements contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents and (ii) any disclosures in any supplements, modifications or amendments to the Company SEC Documents filed on or after the date of this Agreement) to the extent it is reasonably apparent on the face of such disclosure that such disclosure is applicable to qualify such representation and warranty; provided that clause (c) of this paragraph shall not apply to the representations and warranties set forth in Section 3.5(b) (Absence of Changes; No Material Adverse Effect), Section 3.1(a) (other than the third and fourth sentences of Section 3.1(a)), the first sentence of Section 3.1(b) (Due Organization; Subsidiaries, Etc.), Section 3.2 (Certificate of Incorporation and Bylaws) and Section 3.3 (Capitalization, Etc.).

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of the Company’s Subsidiaries as of the date of this Agreement (including its jurisdiction of incorporation or organization and the percentage of the outstanding equity interests of each such Subsidiary owned by the Company and any other Person) are set forth on Section 3.1 of the Company Disclosure Schedule (the Company and each such Subsidiary, an “Acquired Corporation” and collectively, the “Acquired Corporations”). The Company has all necessary corporate or similar power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole. Each of the Company’s Subsidiaries is duly organized, validly existing and, where applicable, in good standing in its jurisdiction of incorporation or organization and has all necessary corporate or similar power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Acquired Corporation is qualified or licensed to do business as a foreign corporation, and, where applicable, is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Acquired Corporations, all of which are duly authorized and validly issued, fully paid or credited as fully paid, nonassessable (to the extent such entity is a corporate entity and such concept exists in the jurisdiction of organization of such entity) free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act, applicable securities laws or organizational documents of such Acquired Corporations. Except for the shares of capital stock, ordinary shares or other equity interests of any Acquired Corporations, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

3.2 Certificate of Incorporation and Bylaws.

(a) The Company has delivered or made available to Parent copies that are accurate and complete of its certificate of incorporation and bylaws, including all amendments thereto, as in effect on the date of this Agreement. The Company has delivered or made available to Parent copies that are accurate and complete in all material respects of the certificate of incorporation, bylaws or other equivalent constitutional and organizational documents of each other Acquired Corporation, including all amendments thereto, as in effect on the date of this Agreement.

(b) The Company is not in violation of its certificate of incorporation and is not in material violation of any of the provisions of its bylaws.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of 60,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on July 30, 2025 (the “Capitalization Date”), there were (i) 49,177,405 Shares issued and outstanding (excluding any Shares held in the Company’s treasury) and (ii) no shares of preferred stock issued and outstanding. All of the outstanding shares of the capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) (i) None of the outstanding shares of capital stock of the Acquired Corporations are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Acquired Corporations are subject to any right of first refusal in favor of any Acquired Corporation; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Corporation having a right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which the stockholders of the Acquired Corporations have a right to vote (“Voting Company Debt”); and (iv) there is no Contract relating to the voting or registration of any shares of capital stock of the Acquired Corporations. No Acquired Corporation is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Acquired Corporations. The Shares (including any Shares issuable in respect of Company Options, Company PSU Awards, Company RSU Awards or otherwise issued under the Employee Plans) constitute the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on the Capitalization Date, (i) no Shares were underlying outstanding unvested PSU Awards for which performance has been certified, (ii) 2,272,281 Shares were underlying outstanding Company Options, (iii) 818,039 Shares were underlying outstanding unvested Company PSU Awards (if the target level of performance is achieved pursuant to performance vesting), (iv) 1,522,282 Shares were underlying outstanding unvested Company RSU Awards, and (v) 901,672 Shares were reserved for future issuance under the Company Equity Plan (exclusive of Shares included in clauses (i), (ii), (iii) and (iv)). Other than as set forth in this Section 3.3(c), there is no issued, reserved for issuance, outstanding or authorized restricted stock, restricted stock unit, stock option, performance stock unit, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards of the Company.

(d) Except as set forth in this Section 3.3 and except for Company Options, Company RSU Awards and Company PSU Awards outstanding (and Shares issuable on the exercise, vesting or conversion thereof, as applicable), as of the close of business on the Capitalization Date, there are no: (i) outstanding shares of capital stock of or other equity securities of any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants, equity-based compensation awards, phantom stock, stock appreciations, rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units, or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or other equity securities of any Acquired Corporation, or any Voting Company Debt, of any Acquired Corporation, in each case, other than securities or derivative securities not issued by any Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock, other equity securities, or Voting Company Debt of any Acquired Corporation; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other equity securities or Voting Company Debt (clauses (i) through (iv), collectively, “Company Securities”). There are no accrued and unpaid dividends with respect to any outstanding Shares.

(e) Since the Capitalization Date through the date of this Agreement, the Company has not issued any new Shares or other Company Securities except pursuant to the vesting of Company RSU Awards and Company PSU Awards outstanding as of the Capitalization Date in accordance with their terms or the exercise of Company Options outstanding as of the Capitalization Date in accordance with their terms and, since the Capitalization Date, the Company has not issued any Company Options, Company RSU Awards or Company PSU Awards, or other equity-based awards, in each case, other than pursuant to any offer of employment executed on or prior to the date of the Capitalization Date.

(f) Each award of a Company Option, Company RSU Award and Company PSU Award (i) was granted in material compliance with all applicable Legal Requirements of each jurisdiction where the recipient of such award was a resident and all applicable securities laws or exemptions therefrom and (ii) was granted under the Company Equity Plan and is in material compliance with all requirements set forth in the Company Equity Plan. Each Company Option (A) has an exercise or strike price that is no less than the fair market value of the Shares underlying such Company Option on the grant date and (B) does not constitute “nonqualified deferred compensation” for purposes of Section 409A of the Code.

(g) The Company has made available to Parent complete and accurate copies of the (i) Company Equity Plan pursuant to which Company Stock Options, Company RSU Awards and Company PSU Awards have been issued and (ii) forms of award agreements evidencing Company Stock Options, Company RSU Awards and Company PSU Awards.

(h) No Shares of the Company are owned by any Subsidiary of the Company.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2023, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing), the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed or furnished Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (if amended, as of the date of the last such amendment prior to the date of this Agreement): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto at such time; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal year-end adjustments and to any other adjustments described therein, including the notes thereto).

(c) The Company maintains, and since December 31, 2023 has maintained, in all material respects a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company maintains, and since December 31, 2023 has maintained, in all material respects a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) sufficient to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. Since December 31, 2023, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (B) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d) The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(e) The Company is not a party to, nor does the Company have any obligation or other commitment to become a party to, any off-balance sheet arrangements (as contemplated by Item 303 of Regulation S-K under the Exchange Act) or similar arrangements where, in each case, the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, (i) none of the Company SEC Documents is the subject of ongoing SEC review and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case, regarding any accounting practices of the Company. The Company has made available to Parent all correspondence between the Company, on the one hand, and the SEC, on the other hand, since January 1, 2023 through the date hereof.

(g) The proxy statement of the Company to be filed with the SEC in connection with the Merger and any amendments or supplements thereto (the “Proxy Statement”), when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, and at the time of the Stockholder Meeting, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement, at the time of the filing of such Proxy Statement or any supplement or amendment thereto with the SEC, at the time such Proxy Statement or any supplement or amendment is first distributed or otherwise disseminated to the Company’s stockholders, and at the time of the Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or their Affiliates for inclusion or incorporation by reference in the Proxy Statement.

3.5 Absence of Changes; No Material Adverse Effect.

(a) Since December 27, 2024 to the date of this Agreement, except for discussions, negotiations and activities related to this Agreement and the Transactions or any similar alternative transactions, the Acquired Corporations have operated in all material respects in the ordinary course of business.

(b) Since December 27, 2024 to the date of this Agreement, there has not occurred any event, occurrence, circumstance, change or effect that, individually or when taken together with all other events, occurrences, circumstances, changes or effects, has had or would reasonably be expected to have, a Material Adverse Effect.

(c) Since December 27, 2024 to the date of this Agreement, no Acquired Corporation has taken any actions that, if taken after the date of the Agreement without Parent’s written consent, would constitute a breach of the covenants set forth in any of clauses (i), (v), (vi), or (xvi) (excluding, for purposes of (xvi) any investigator initiated trials) of Section 5.2(b).

3.6 Title to Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each other Acquired Corporation have good and valid title to all tangible assets owned by it and necessary for the conduct of the businesses of the Acquired Corporations, taken as a whole, as currently conducted, and (b) such assets are owned by the Acquired Corporations free and clear of any material Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Acquired Corporations do not own any real property. None of the Acquired Corporations is a party to any agreement or option to purchase any real property or interest therein.

(b) The Acquired Corporations hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”) free and clear of any Encumbrances other than Permitted Encumbrances, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Section 3.7(c) of the Company Disclosure Schedule sets forth an accurate and complete list of all material Leased Real Property as of the date of this Agreement. Copies of the Leases relating to such Leased Real Property that are true, correct and complete in all material respects as of the date of this Agreement have been delivered to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Lease is in full force and effect, and is the valid and binding obligation of the applicable Acquired Corporation party thereto, enforceable against the Acquired Corporation in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Acquired Corporations nor, to the Company’s knowledge, any other party to any Lease, is in default under such Lease as of the date of this Agreement, and no event has occurred or exists which with the passage of time or notice, or both, would constitute a default, (ii) no Acquired Corporation has received or delivered any written notice, claim, complaint or objection regarding any violation or breach or default under any lease related to the Leased Real Property that has not since been cured or waived in writing and (iii) the Improvements (x) are in good condition and repair and (y) do not require any renovations to continue to operate the business of the Acquired Corporations in the ordinary course of business.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the present use of the Improvements on the Leased Real Property are in conformity with all applicable laws, rules, regulations and ordinances, including all applicable zoning laws, ordinances and regulations and with all registered deeds, leases, restrictions of record or other agreements affecting such Leased Real Property and, to the knowledge of the Company, there is no proposed change therein that would so affect any of the Leased Real Property or its use.

3.8 Intellectual Property; Data Privacy.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth a list of all Registered IP included in the Company Owned IP, such list being true, correct and complete in all material respects as of the date of this Agreement. Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, (i) one or more Acquired Corporations are the sole and exclusive beneficial and record owners of all Registered IP included in the Company Owned IP, and (ii) all Registered IP included in the Company Owned IP is subsisting and, to the knowledge of the Company, not invalid or unenforceable. Except as had not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Corporations own all Company Owned IP, free and clear of all Encumbrances, other than Permitted Encumbrances, and have a valid and enforceable license or other right to use all other Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Acquired Corporations as currently conducted; provided that this sentence is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

(b) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding (other than routine office examination proceedings with respect to pending applications) is pending or threatened in writing (i) in which the scope, validity, enforceability or ownership of any Company Owned IP is being contested or challenged, or (ii) that is otherwise challenging or seeking to deny or restrict any rights of any Acquired Corporation in any Company Owned IP.

(c) The Company takes reasonable measures to protect the confidentiality of all Trade Secrets or confidential information included in the Company Owned IP or otherwise disclosed in confidence to any Acquired Corporation and, to the knowledge of the Company, there has not been any disclosure of or unauthorized access to any such Trade Secrets or confidential information to any Person, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any Acquired Corporation’s right to own, use, or hold for use any Intellectual Property Rights as owned, used, or held for use (including for defensive purposes) in the conduct of the business as currently conducted and as contemplated to be conducted, except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole.

(e) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, (i) the conduct of each Acquired Corporation’s business as currently conducted and as currently contemplated to be conducted does not infringe, misappropriate or otherwise violate, and, since July 1, 2022, has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person, and (ii) since July 1, 2022, no Legal Proceeding has been asserted or, to the knowledge of the Company, has been threatened in writing, against any Acquired Corporation alleging that the conduct of any Acquired Corporation’s business infringes, misappropriates or otherwise violates, or will infringe, misappropriate or otherwise violate, any Intellectual Property Rights of another Person.

(f) To the knowledge of the Company, since July 1, 2022, no Person has infringed, misappropriated or otherwise violated any Company Owned IP, except as would not reasonably be expected to be material, to the Acquired Corporations, taken as a whole. No Legal Proceeding is pending or, to the knowledge of the Company, has been threatened in writing since July 1, 2022 by any Acquired Corporation against any other Person alleging any such infringement, misappropriation or other violation of any such Company Owned IP, except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole.

(g) Section 3.8(g) of the Company Disclosure Schedule contains a true and complete list of any and all material Company Owned IP that was created, developed, invented or reduced to practice (in part or in whole) as of the date of this Agreement, (i) pursuant to, or in connection with, any Contract or other arrangement with any Governmental Body or Governmental Body-affiliated entity, or university, college or other educational institution, or (ii) using any funding or facilities of any Governmental Body or Governmental Body-affiliated entity, or university, college or other educational institution (collectively, “Government Funded IP”). Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, since July 1, 2022, each Acquired Corporation has taken all actions reasonably necessary to obtain, secure, maintain, enforce and protect such Acquired Corporation’s right, title and interest in, to and under all material Government Funded IP, and each Acquired Corporation has complied in all material respects with any and all Intellectual Property Right disclosure or licensing obligations under any applicable Contract or other arrangement referenced in clause (i) above.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company IT Systems operate in accordance with their specifications and related documentation and perform in a manner that permits the Acquired Corporations to conduct their respective businesses as currently conducted, (ii) the Acquired Corporations take commercially reasonable actions to protect the confidentiality, integrity and security of the Company IT Systems (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) since July 1, 2022, to the knowledge of the Company, there has been no unauthorized use or access or security breaches, or interruption, modification, loss or corruption of any of the Company IT Systems (or any data or other information or transactions stored or contained therein or processed or transmitted thereby).

(i) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, since July 1, 2022, each Acquired Corporation (and to the knowledge of the Company, any third party Processing personal data for or on behalf of an Acquired Corporation) has complied with all applicable Privacy Requirements.

(j) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, (i) each Acquired Corporation has implemented and maintains commercially reasonable security measures, compliant with generally accepted industry standards, that are designed to protect against the accidental or unlawful destruction, theft, loss or unauthorized Processing, access, use, modification or disclosure of Personal Information, including through the deployment of appropriate administrative, technical and physical safeguards and have used their commercially reasonable efforts to require any third party Processing such Personal Information on its behalf to have implemented all of the foregoing requirements, including by entering into written agreements with any such third party processor requiring that they meet the requirements of Data Privacy Laws, and (ii) there has been no unauthorized access, use or disclosure or other security incidents or adverse events relating to Personal Information affecting any Acquired Corporation in any material respect, including that which would require notification of individuals or any Governmental Body or any remedial action under Data Privacy Laws.

(k) Since July 1, 2022, no investigation by any Governmental Body has been initiated and no Legal Proceeding has been asserted or, to the knowledge of the Company, threatened in writing (including through receipt of any notice) against any Acquired Corporation by any Person (i) regarding any collection, use, storage, transfer, dissemination or other Processing of Personal Information in connection with any Acquired Corporation’s business, or (ii) alleging a violation by any Acquired Corporation of Data Privacy Laws, in each case except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole.

(l) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, neither the execution, delivery or performance of this Agreement, nor the consummation of any of the Transactions, will breach or otherwise cause any violation of any Privacy Requirements in respect of which any Acquired Corporation is obligated to comply or adversely impair any Acquired Corporation’s right to process Personal Information in the conduct of that Acquired Corporation’s business in the manner and for the purposes currently conducted.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract (other than an Employee Plan), to which any Acquired Corporation is a Party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Contracts to which any Acquired Corporation is a party or by which it is bound (other than an Employee Plan) constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar Contract with any Governmental Body or other Person (A) pursuant to which an Acquired Corporation will be required after the date of this Agreement to pay monetary obligations in excess of $1,000,000 (excluding workers compensation claims from employees or former employees of any Acquired Corporation that will be covered by insurance), in each case, net of any insurance coverage, (B) that contains material obligations or limitations on such Acquired Corporation’s conduct after the date of this Agreement (excluding customary confidentiality requirements, non-disparagement requirements and other similar requirements) or (C) that is a corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement with or imposed by any Governmental Body that contains any ongoing obligations of an Acquired Corporation;

(ii) any Contract (A) materially limiting the freedom or right of any Acquired Corporation (or, following the Closing, Parent or any of its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any material “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Corporation, (C) containing material exclusivity obligations or otherwise materially limiting the freedom or right of any Acquired Corporation (or, following the Closing, Parent or any of its Affiliates) to sell, distribute or manufacture any products or services to or for any other Person, (D) providing for the purchase or supply of minimum quantity of goods or services that are material to the Acquired Corporations, taken as a whole, or (E) that is with a sole-source supplier of goods, supplies, inventory or services that are, in each case, material to the Acquired Corporations, taken as a whole;

(iii) any Contract that required, by its terms the payment or delivery of cash or other consideration by or to the Acquired Corporations in an amount in excess of $5,000,000 during the twelve (12) months ended June 30, 2025, and in each case (A) that cannot be cancelled by any Acquired Corporation without material penalty or breach on less than ninety (90) days’ notice and (B) excluding commercially available off-the-shelf software and licenses, commercially available software-as-a-service offerings, material transfer agreements, generally available patent license agreements, and non-exclusive outbound license agreements (in each case, entered into in the ordinary course of business);

(iv) each Contract (excluding purchase orders given or received in the ordinary course of business) with any Top Distributor or Top Supplier of the Acquired Corporations;

(v) each Contract that provides for the acquisition or disposition of any assets or any businesses (whether by merger, sale of stock, sale of assets or otherwise) involving in excess of $10,000,000 that (A) has not yet been consummated or (B) has outstanding any purchase price adjustment, “earn-out,” material indemnification or payment, or similar obligations on the part of any Acquired Corporation (excluding in each case any distribution, importation, consignment or similar Contracts);

(vi) any Contract relating to outstanding indebtedness for borrowed money in an aggregate principal amount in excess of $5,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation (other than indebtedness solely among Acquired Corporations);

(vii) each Lease under which any Acquired Corporation leases, subleases or licenses any real property (whether as lessor or lessee) involving annual base rental payments in excess of $250,000;

(viii) each Contract relating to the sale of products, supplies or services that is between an Acquired Corporation, on one hand, and a Governmental Body, on the other, that is material to the Acquired Corporations, taken as a whole;

(ix) any material joint venture, partnership, limited liability company, collaboration or cooperation agreement or similar material Contract relating to the formation or operation of joint ventures, partnerships, non-wholly owned limited liability companies arrangements, or collaboration or cooperation arrangements similar to any of the foregoing;

(x) any Contract providing for any grant by the Acquired Corporations of manufacturing, marketing, sales or commercialization rights that is material to the Acquired Corporations, taken as a whole;

(xi) any co-advertising, co-development, co-promotion, collaboration or similar Contract that is material to the Acquired Corporations, taken as a whole;

(xii) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Corporation, the pledging of the capital stock or other equity interests of an Acquired Corporation, or the issuance of any guaranty by an Acquired Corporation;

(xiii) any Contract pursuant to which any Acquired Corporation (i) is granted a license under any material Intellectual Property Right owned by any third party, other than, to the extent entered into in the ordinary course of business, any material transfer agreements, clinical trial agreements, nondisclosure agreements, or licenses to generally and commercially available software or technology or (ii) grants to any third party a license under any material Company Owned IP, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, and other agreements in which the license grant is incidental or not material to performance thereunder;

(xiv) any Collective Bargaining Agreement (other than any such agreement at the industry-, sector-, or national-level);

(xv) any Contract with any Affiliate, director, or executive officer of the Company (as such term is defined in the Exchange Act), Person holding 15% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing;

(xvi) any Contract that pertains to ongoing reimbursement obligations relating to any Acquired Corporation product by a private issuer or Governmental Body, including governmental health authority (but excluding any Contracts with public hospitals or public healthcare providers), in any relevant jurisdiction;

(xvii) any Contract that is material to the Acquired Corporations, taken as a whole, that requires (A) any consent or approval by a third party to such Contract or (B) payment by any Acquired Corporation, in each case as a result of a change of control of the Company; and

(xviii) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act as a “material contract”.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent an accurate and complete copy of each Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no Acquired Corporation nor, to the knowledge of the Company, any other party thereto is in breach of, or default under, any Material Contract, (ii) no Acquired Corporation nor, to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract, and (iii) each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since July 1, 2024, to the knowledge of the Company, the Acquired Corporations have not received any notice regarding any violation or breach or default under any Material Contract that has not since been cured, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, no Acquired Corporation has received any written notice from any third party to any Material Contract that such party intends to terminate, or not renew, any Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10 Liabilities. The Acquired Corporations do not have any liabilities (whether accrued, absolute, contingent or otherwise) of the type which would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP or the notes thereto, except for: (a) liabilities specifically disclosed, reflected or reserved against in the most recent financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations permitted or expressly contemplated by this Agreement or otherwise incurred in connection with the Transactions; (c) liabilities for performance of obligations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof); (d) liabilities incurred in the ordinary course of business since July 1, 2024 (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Legal Requirements, or that relates to any cause of action, claim or lawsuit that individually, or in the aggregate, would be material to the Company); and (e) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Compliance with Legal Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since July 1, 2022, (a) the Acquired Corporations have been in compliance with all applicable Legal Requirements and (b) no Governmental Body has given any Acquired Corporation written notice of, or charged any Acquired Corporation with, any violation of any applicable Legal Requirement.

3.12 Regulatory Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Corporations have filed with all applicable Regulatory Authorities all required material applications, filings, declarations, listings, registrations, reports or submissions. To the knowledge of the Company, all such applications, filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and, as of the date of this Agreement, no material deficiencies have been asserted in writing to any of the Acquired Corporations by any applicable Regulatory Authority or Governmental Body with respect to any such applications, filings, declarations, listings, registrations, reports or submissions, except for those deficiencies that have been addressed in full by the Company or as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all preclinical and clinical investigations conducted by, or on behalf of, the Acquired Corporations since July 1, 2022 have been and are being conducted in material compliance with all applicable Legal Requirements, including Good Clinical Practices requirements in each relevant jurisdiction, and including Legal Requirements restricting the use and disclosure of individually identifiable health information. Since July 1, 2022, no Acquired Corporation has received any material written notice from a Regulatory Authority with respect to any ongoing clinical or preclinical investigations requiring the termination, suspension or material modification of such studies or tests.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since July 1, 2022, no Acquired Corporation has (i) made an untrue statement of a material fact or fraudulent statement to a Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to a Regulatory Authority, or (iii) to the knowledge of the Company, committed any other act, made any statement or failed to make any statement, that (in any such case) would reasonably be expected to establish a reasonable basis for any Regulatory Authority to invoke any policy related to fraud or untrue statements (e.g., the FDA’s Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Acquired Corporation is the subject of any pending, or, to the knowledge of the Company, threatened investigation by a Regulatory Authority with respect to the matters specified in the foregoing clauses (i) – (iii). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since July 1, 2022 to the date of this Agreement, no Acquired Corporation nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators (acting on behalf of the business of the Acquired Corporation) has been suspended, disqualified, debarred or convicted of any crime by a Regulatory Authority or, to the knowledge of the Company, engaged in any conduct that would reasonably be expected to result in debarment or exclusion under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7 or a similar Legal Requirement.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) each Acquired Corporation and the products manufactured or marketed by or on behalf of such Acquired Corporation have, since July 1, 2022, been in compliance with all Legal Requirements issued by a Regulatory Authority applicable to the operation of such Acquired Corporation’s business;

(ii) no Acquired Corporation or, to the knowledge of the Company, third party that manufactures or commercializes finished product on behalf of the Acquired Corporations (but only in their capacity as such) has been subject to any enforcement, regulatory or administrative proceedings against or affecting such Acquired Corporation or such third party initiated by a Regulatory Authority and no such enforcement, regulatory or administrative proceeding has been threatened in writing; and

(iii) no Acquired Corporation or, to the knowledge of the Company, third party that manufactures or commercializes finished product on behalf of any Acquired Corporation (but only in their capacity as such) is party to or has any ongoing obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Body.

(e) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, since July 1, 2022, (i) the products manufactured or marketed by or on behalf of the Acquired Corporations have complied in all material respects with all applicable Legal Requirements, including GMP, and (ii) the promotional materials and claims made by the Acquired Corporations for the products manufactured or marketed by or on behalf of the Acquired Corporations have complied with all applicable Legal Requirements.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since July 1, 2022, (i) there have been no product recalls conducted by the Acquired Corporations, no product recalls of product manufactured by or on behalf of the Acquired Corporations, and no written requests from any Governmental Body requiring any Acquired Corporation to cease manufacturing, marketing, distributing or selling any products of the Acquired Corporations, (ii) no Regulatory Authority has initiated an injunction, seizure, or import or export prohibition against any Acquired Corporation, any product manufactured or marketed by or on behalf of any Acquired Corporation, or any third-party establishment that manufactures or tests product on behalf of any Acquired Corporation (but only in their capacity as such), and (iii) no Acquired Corporation has received any written notice of adverse observational inspections or other written warning after inspection of a manufacturing facility similar to an FDA Form 483 from a Regulatory Authority, and, to the knowledge of the Company, all adverse observations that have been received have been addressed to the satisfaction of the relevant Governmental Body.

(g) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as a whole, since July 1, 2022, (i) no third-party audit or inspection of any Acquired Corporation manufacturing facility has resulted in major findings requiring corrective actions, and (ii) the Acquired Corporations have taken all steps required to comply with any corrective action plan arising out of any third party auditor or internal quality audit or inspection.

(h) Since July 1, 2022, no Acquired Corporation has been, with respect to any Governmental Body, party to any consent decree, judgment, order, or settlement that (i) requires the payment of money by the Acquired Corporation to any Governmental Body or third party, (ii) requires any recoupment of money from the Acquired Corporation by any Governmental Body or (iii) prohibits any activity currently conducted in the ordinary course of business by the Acquired Corporation.

(i) To the knowledge of the Company, since July 1, 2022, no Person has filed against the Company a Legal Proceeding relating to the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.) or equivalent state statute, which was disclosed to the Company.

3.13 Compliance with Anti-Corruption Laws, Sanctions and Customs & Trade Control Laws; Certain Business Practices.

(a) None of the Acquired Corporations, none of their respective officers or directors, and, to the knowledge of the Company, none of such Acquired Corporation’s employees or other Representatives (in each case acting on behalf of such Acquired Corporation) has since April 24, 2019, violated any Sanctions Laws, or in the past five (5) years has (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) directly or indirectly, unlawfully provided, offered, promised, or authorized the provision of anything of value to any Government Official or any person or entity to influence an official action or secure an improper advantage, (iii) otherwise violated in any material respect any Anti-Corruption Laws, or (iv) violated in any material respect any Customs & Trade Control Laws.

(b) None of the Acquired Corporations, any of their directors or officers or, to the knowledge of the Company, any of their respective employees or other Representatives acting on behalf of any of the Acquired Corporations, is a Sanctioned Person or a Restricted Person.

(c) Since April 24, 2019, none of the Acquired Corporations, any of their directors or officers, or, to the knowledge of the Company, any of the their respective employees or other Representatives acting on behalf of any of the Acquired Corporations (i) is or has been a Sanctioned Person or Restricted Person or has acted unlawfully, directly or indirectly, on behalf of a Sanctioned Person or Restricted Person; (ii) is unlawfully conducting or has unlawfully conducted any business in violation of Sanctions; (iii) is unlawfully engaged or has unlawfully engaged in making or receiving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person or Sanctioned Territory in violation of Sanctions; or (iv) is unlawfully dealing in or has unlawfully dealt in, or otherwise engaged in any transaction relating to, any property or interests in property of any Sanctioned Person or Sanctioned Territory in violation of Sanctions.

(d) The Company has in place controls and systems reasonably designed to ensure compliance by the Acquired Corporations and their respective officers, directors, and employees and any such Acquired Corporation’s other Representatives with Sanctions, Customs & Trade Control Laws, Anti-Corruption Laws, and Anti-Money Laundering Laws in each of the jurisdictions in which the Acquired Corporations do business.

(e) The Company has maintained complete and accurate books and records and effective internal controls, in each case in all material respects, in accordance with the Anti-Corruption Laws for the past five (5) years.

(f) For the past five (5) years (and since April 24, 2019, in the case of any alleged or actual violation of Sanctions), no Acquired Corporation has (i) made any voluntary, directed, or involuntary disclosure to any Governmental Body, there are no pending or, to the knowledge of the Company, threatened, claims or any legal action against, or investigations, inquiries, or enforcement proceedings by any Governmental Body of, the Acquired Corporations, nor is there any judgment, penalty, or citation imposed (or, to the knowledge of the Company, threatened to be imposed, including by a warning letter) upon the Acquired Corporations by or before any Governmental Body, in each case, in connection with any alleged violation of Sanctions, Customs & Trade Control Laws, or Anti-Corruption Laws or (ii) been the subject of any investigation related to any actual or potential violation of Anti-Corruption Laws.

(g) Since April 24, 2019, no funds, proceeds or assets contributed, sold, or otherwise made available to or for the benefit of any Acquired Corporation were obtained or derived from any criminal activities (including, without limitation, activity in violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions).

3.14 No TID U.S. Business. None of the Acquired Companies (a) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” within the meaning of the DPA; (b) owns, operates, maintains, supplies, or services any “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens within the meaning of the DPA.

3.15 Governmental Authorizations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted (such Governmental Authorizations, the “Company Governmental Authorizations”). The material Company Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect and were not obtained in violation of Anti-Corruption Laws, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Company Governmental Authorizations, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.16 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) (i) each of the Tax Returns required to be filed by or on behalf of an Acquired Corporation with any Governmental Body (the “Company Returns”) have been filed on or before the applicable due date (including any extensions of such due date), and have been prepared in accordance with all applicable Legal Requirements and are accurate and complete, and (ii) all Taxes due and payable by an Acquired Corporation (whether or not shown on the Company Returns) have been paid in each case, to the relevant Governmental Body, in each case of the foregoing clauses (i) and (ii), except with respect to matters for which adequate reserves have been established in accordance with GAAP;

(b) no unresolved written claim has been received within the past three (3) years by any Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns that such Acquired Corporation is or may be subject to Taxes in that jurisdiction, except with respect to matters for which adequate reserves have been established in accordance with GAAP;

(c) no extension or waiver of the statute of limitation period applicable to any Company Returns has been granted and is currently in effect, other than automatic or automatically granted extensions or waivers;

(d) no Legal Proceeding involving the IRS or any other Governmental Body is pending or has been threatened in writing within the past three (3) years against or with respect to any Acquired Corporation in respect of any Tax, and no deficiency of Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid in full, settled or withdrawn in accordance with applicable Legal Requirements, in each case, except with respect to matters for which adequate reserves have been established in accordance with GAAP;

(e) for taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, no Acquired Corporation has any liability for the Taxes of any other Person (other than the Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Legal Requirements), as a transferee or successor;

(f) during the two-year period preceding the date of this Agreement, none of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provisions of state law);

(g) no Acquired Corporation has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(h) no Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, which change in method of accounting is filed prior to the Closing Date and is for a taxable period ending on or prior to the Closing Date and results from transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. income Tax Legal Requirements) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received or accrued deferred revenue accrued on or prior to the Closing Date, in each case, other than in the ordinary course of business, or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state or local income Tax Legal Requirements);

(i) no Acquired Corporation is party to or bound by any Tax allocation, Tax indemnity or Tax sharing agreement with any Person, other than any agreement not primarily related to Taxes and entered into in the ordinary course of business and any agreement solely among the Acquired Corporations;

(j) there are no Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than Permitted Encumbrances;

(k) each of the Acquired Corporations has duly and timely withheld all Taxes required to be withheld from any payment to any Person, except for any Taxes with respect to which adequate reserves have been established in accordance with GAAP, and such withheld Taxes have been or will be duly and timely paid to the appropriate Governmental Body, no Acquired Corporation is required to make any deferred payments pursuant to Section 965(h) of the Code in any taxable period ending after the Closing Date; and

(l) no Acquired Corporation has requested in writing from a Governmental Body any formal written private letter ruling that has not been issued but would be binding on the Governmental Body and have continuing effect after the Closing Date.

Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties made in Sections 3.16 and 3.17 are the sole and exclusive representations and warranties of the Acquired Corporations with respect to Taxes and no other representation or warranty of the Acquired Corporations contained herein shall be construed to relate to Taxes (including compliance with any Legal Requirement). For the avoidance of doubt, no representation is made by the Acquired Corporations concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or, with respect to a taxable period (or portion thereof) ending after the Closing, any Tax liability.

3.17 Employee Matters; Benefit Plans.

(a) As of the date of this Agreement, (i) none of the Acquired Corporations is a party to, bound by or is currently negotiating to enter into, any Collective Bargaining Agreement and no employees of any of the Acquired Corporations are represented by a Labor Organization with respect to their employment with such Acquired Corporation and (ii) there are no negotiations with any Labor Organization or other organization formed for a similar purpose, which might affect such employees’ terms and conditions of employment.

(b) Since July 1, 2022 and to the date of this Agreement, there has not been any strike, lockout, material work slowdowns, picketing or other union organizing activity, or, to the knowledge of the Company, any threat thereof, by any employees of any Acquired Corporation with respect to their employment with such Acquired Corporation. There are no materially unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any of the Acquired Corporations before the National Labor Relations Board or any other Governmental Body.

(c) Section 3.17(c) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Employee Plan as of the date of this Agreement (other than (i) offer letters for non-officer employees of the Acquired Corporations in the United States that do not provide for severance, transaction or retention bonuses, change in control payments or other contractual obligations, (ii) equity grant notices and related documentation under the Company Equity Plan, with respect to employees of the Acquired Corporations and (iii) employment agreements entered into with non-officer employees of the Acquired Corporations outside of the United States that are materially consistent with a form of agreement set forth in Section 3.17(c) of the Company Disclosure Schedule). To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each material Employee Plan set forth in Section 3.17(c) of the Company Disclosure Schedule accurate and complete copies of, as applicable: (A) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (B) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (C) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (D) the most recently prepared actuarial report and financial statements and (E) the most recent prospectus or summary plan descriptions and any material modifications thereto.

(d) To the knowledge of the Company, all individuals who are performing, and for the three (3)-year period preceding the date of this Agreement have performed, services for any Acquired Corporation while classified as independent contractors have been properly so classified for all purposes. In the past two (2) years, no Acquired Corporation has received written notice from any Person challenging the classification of these individuals as independent contractors.

(e) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever sponsored, maintained, administered, contributed to, has been required to contribute to or has or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(f) No Acquired Corporation is or has ever been an employer of, or been associated or connected with an employer of, any defined benefit pension arrangement. No Acquired Corporation has any obligation (written or oral) to fund or contribute to or has any liability (whether current, future or contingent) in respect of a defined benefit pension arrangement.

(g) Since July 1, 2022, no employee or former employee of any Acquired Corporation transferred to that Acquired Corporation pursuant to the Transfer Regulations and no such employee or former employee prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or death.

(h) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code and to the Company’s knowledge there are no events that have occurred that would reasonably be expected to affect adversely the qualified status of any such Employee Plan. Each trust created under any such Employee Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including ERISA and the Code. The Acquired Corporations are, and have been in material compliance with all of their obligations under and in respect of each Employee Plan and all applicable Legal Requirements with respect to each Employee Plan. No events have occurred with respect to any Employee Plan that would reasonably be expected to result in any material payment or assessment by or against any Acquired Corporation of any excise Tax under ERISA or the Code. The Acquired Corporations are not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(i) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), none of the Acquired Corporations nor any Employee Plan has any present or future obligation to provide post-employment or post-retirement welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of any Acquired Corporation pursuant to any Employee Plan.

(j) Except as provided in Section 1.6, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, or independent contractor of any of the Acquired Corporations to any severance pay, bonus, retention, or other similar payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment, or increase the amount of compensation or benefits due to any such employee, director, officer, or independent contractor, (iii) directly or indirectly cause any Acquired Corporation to transfer or set aside any material assets to fund any benefits under any Employee Plan or (iv) limit or restrict the right of any of the Acquired Corporations or, after Closing, Parent, to merge, amend or terminate any Employee Plan.

(k) No Employee Plan, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible due to the application of Section 280G of the Code.

(l) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has been operated in material compliance with, and the Acquired Corporations have materially complied in practice and operation with, all applicable requirements of Sections 409A and 457A of the Code. None of the Acquired Corporations has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or independent contractor for any Tax incurred by such Person under Section 409A, 457A or 4999 of the Code.

(m) There are no, and since July 1, 2022, there have been no, material Legal Proceeding pending against or involving, or, to the Company’s knowledge, threatened against or involving any Employee Plan, employee or independent contractor of any Acquired Corporation before any arbitrator or any Governmental Body, including the IRS, Equal Employment Opportunity Commission or the United States Department of Labor. The Acquired Corporations are, and have been since July 1, 2022, in material compliance with all applicable Legal Requirements with respect to employment and labor matters, including those relating to labor relations, wages, vacation, hours of work, holiday pay calculation, overtime, employee classification, discrimination, harassment, sexual harassment, child labor, civil rights, pay equity, disability rights and benefits, employee leave issues, affirmative action, equal opportunity, work authorization, immigration, safety and health, information privacy and security, workers’ compensation, unemployment insurance, plant closures, redundancies and layoffs, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes. Since July 1, 2019, (i) no allegations of sexual harassment, sexual misconduct or discrimination have been made against any Key Employee and (ii) neither the Acquired Corporations nor any Key Employee has entered into any written settlement agreement related to any such allegations of sexual harassment, sexual misconduct or discrimination made by any Person.

(n) The Acquired Corporations are, and have been since July 1, 2022, in material compliance with the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law (“WARN”) and have no material outstanding liabilities or other material outstanding obligations thereunder.

(o) Each Employee Plan that covers employees, directors or officers that are not located primarily within the United States (i) has been maintained in material compliance with its terms and applicable Legal Requirements, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment in all material respects, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is in all material respects funded, book-reserved or secured by an insurance policy, as applicable, in accordance with applicable requirements and, if applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

3.18 Environmental Matters.

(a) The Acquired Corporations are and, except for matters which have been fully resolved, have been since July 1, 2020 in compliance in all respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) There is no Legal Proceeding relating to or arising under any Environmental Law that is pending, or to the knowledge of the Company threatened in writing against any Acquired Corporation or with respect to any Leased Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) since July 1, 2020, no Acquired Corporation has received any written notice, report or other information alleging or entered into any legally binding agreement, order, settlement, judgment, injunction or decree acknowledging uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of any Acquired Corporation relating to or arising under Environmental Laws;

(ii) to the knowledge of the Company, there are and have been no Hazardous Materials present or Releases on, under, at or from the Leased Real Property or any real property formerly owned or leased by the Acquired Corporations, or any other locations where Hazardous Material attributable to any Acquired Corporation has been sent to, in each case in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Corporation under any Environmental Law; and

(iii) no Acquired Corporation has assumed or retained any currently known liability of another Person or Entity relating to Environmental Laws.

(d) Except as would not reasonably be expected to be material to the Acquired Corporations, taken as whole, the Acquired Corporations have delivered or otherwise made available for inspection to Parent copies of any material reports, audits, assessments (including all Phase I environmental site assessments and Phase II environmental site assessments), studies, analyses, tests or monitoring prepared since July 1, 2022 and in the possession or control of the Company or any of the other Acquired Corporations pertaining to: (i) any unresolved material liabilities under Environmental Law; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by, and reasonably likely to result in material liabilities of, any Acquired Corporation; or (iii) any Acquired Corporation’s noncompliance in any material respect with applicable Environmental Laws.

3.19 Insurance. Section 3.19 of the Company Disclosure Schedule sets forth an accurate and complete list of all material insurance policies relating to the business, assets and operations of the Acquired Corporations as of the date of this Agreement (collectively, the “Insurance Policies”), and the Company has delivered or made available to Parent an accurate and complete copy of each such Insurance Policy as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Acquired Corporations maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with customary industry practice for companies of similar size and stage of development, (b) all Insurance Policies are in full force and effect and all premiums due thereunder have been paid in full, (c) no written notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals) with respect to any Insurance Policy, and (d) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default or breach of any Insurance Policy with respect to any Acquired Corporation. As of the date of this Agreement, there is no claim pending under any of the Insurance Policies as to which coverage has been questioned or denied by the underwriters of such policies, in each case, except for any such claim that would not reasonably be expected to be material to the Acquired Corporations, taken as a whole.

3.20 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there are no material Legal Proceedings pending (or, to the knowledge of the Company, threatened) against any Acquired Corporation or, to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) As of the date of this Agreement, to the knowledge of the Company, there is no order, writ, injunction or judgment to which an Acquired Corporation is subject (excluding customary confidentiality requirements and other similar administrative requirements), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) As of the date of this Agreement, to the knowledge of the Company, no material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or being threatened in writing (excluding customary inspections by any Governmental Body conducted in the ordinary course of the Acquired Corporations’ business).

3.21 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions, subject to obtaining the affirmative vote of the holders of a majority of all the outstanding Shares voting to adopt this Agreement and the Merger at the Stockholder Meeting (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote of the holders of any of the Company’s capital stock that is necessary in connection with the consummation of the Merger. The Board of Directors has unanimously (i) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the execution and delivery of, and entry into, the Merger Agreement and the performance by the Company of the covenants and agreements contained herein and the consummation of the Transactions, including the Merger and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (such recommendation in the preceding clause (iii), the “Company Board Recommendation”), which Company Board Recommendation, except as permitted otherwise in accordance with Section 6.1, has not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

3.22 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and other Antitrust Laws, the rules and regulations of the SEC and Nasdaq, and obtainment of the Company Stockholder Approval, the execution and delivery of this Agreement by the Company and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Corporation; (ii) cause a violation by any Acquired Corporation of any Legal Requirement applicable to an Acquired Corporation, or to which an Acquired Corporation is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of payment, purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Corporation is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Corporation, except in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by any Antitrust Law, and the applicable rules and regulations of the SEC and Nasdaq, the Acquired Corporations are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body (including any Regulatory Authority) at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.23 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other relevant Takeover Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Transactions.

3.24 Opinion of Financial Advisors. The Board of Directors has received the oral opinion of Citigroup Global Markets Inc. (to be confirmed by delivery of a written opinion), that, as of the date of such opinion and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of Shares in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide a copy of such written opinion to Parent solely for informational purposes and on a non-reliance basis promptly after the execution of this Agreement by each of the Parties hereto.

3.25 Brokers and Other Advisors. Except for Citigroup Global Markets Inc., no investment banker, broker, financial advisor or finder engaged by or on behalf of the Company or any of its Subsidiaries in connection with the Transactions is entitled to any fee or any commission in connection with this Agreement or upon consummation of the Transactions (including the Merger) based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.26 Acknowledgement by Company. The Company is not relying and has not relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Section 1.4(e)(ii) and Section 4, as qualified therein, and in the certificate contemplated by Section 7.3(c). Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Merger Sub is a corporation or other Entity duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has all necessary corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each of Parent and Merger Sub is qualified or licensed to do business as a foreign corporation, and, where applicable, is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Merger Sub. Merger Sub has not engaged, and prior to the Effective Time will not engage, in any business activities or conduct any operations, and has no assets, liabilities or obligations of any nature, other than in connection with the execution of this Agreement and the Transactions and those incident to Merger Sub’s formation. Either Parent or a wholly owned Subsidiary of Parent owns, and at all times prior to the Effective Time will own, beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act, applicable securities laws or the organizational documents of Merger Sub.

4.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate or other power and authority to execute and deliver and perform their obligations under this Agreement, and to consummate the Transactions, subject to the Merger Sub Sole Stockholder Approval. The board of directors of each of Parent and Merger Sub have approved the respective execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation of the Transactions, including the Merger, subject to the Merger Sub Sole Stockholder Approval. The Merger Sub Sole Stockholder Approval is the only vote of the holders of any of Merger Sub’s or Parent’s capital stock that is necessary in connection with the consummation of the Transactions and the Merger and will be delivered immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. No vote of Ultimate Parent’s shareholders is necessary to approve this Agreement or any of the Transactions.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and other Antitrust Laws, and, if applicable, the rules and regulations of the SEC and any national securities exchange, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Merger Sub; (ii) cause a violation by Parent or Merger Sub of any Legal Requirement applicable to Parent or Merger Sub, or to which Parent or Merger Sub are subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of payment, purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of Parent or Merger Sub, except in the case of clauses (ii), (iii) and (iv) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act, Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by any Antitrust Law, and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent or Merger Sub of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5 Disclosure. None of the written information with respect to Parent, Merger Sub or their Affiliates supplied or to be supplied by or on behalf of Parent, Merger Sub or their Affiliates, for inclusion or incorporation by reference in the Proxy Statement will, (i) at the time such document is filed with the SEC, (ii) at any time such document is amended or supplemented, (iii) at the time such Proxy Statement or any supplement or amendment is first distributed or otherwise disseminated to the Company’s stockholders, and (iv) at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation with respect to statements made or incorporated by reference therein based on written information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending (or, to the knowledge of Parent, threatened), against Parent or Merger Sub, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation or review by, or being threatened in writing by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body or settlement agreement or similar written agreement, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds. As of the date hereof and at the Effective Time, Parent will have immediately available funds in an amount sufficient to consummate the Transactions and to pay all fees and expenses in connection with the consummation of the Transactions (including immediately available funds in an amount sufficient to pay the Merger Consideration as and when due, the cash portion of the Equity Award Consideration payable following the Effective Time and for any repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in this Agreement) (such amounts, collectively, the “Financing Amounts”). For the avoidance of doubt, the obligations of Parent and Merger Sub hereunder are not subject to any condition with respect to Parent’s or Merger Sub’s ability to obtain financing for the Merger or the Transactions.

4.8 Ownership of Shares. Neither Ultimate Parent nor any of its Subsidiaries nor any “Affiliate” or “Associate” (as each such term is defined in Section 203 of the DGCL) of Ultimate Parent or any of its Subsidiaries, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. Neither Ultimate Parent nor Merger Sub, nor any of their respective Subsidiaries owns (as defined in Section 203 of the DGCL) or beneficially owns (as defined in Rule 13d-3(a) of the Exchange Act) or has a right to acquire any Shares or other securities convertible into, exchangeable into or exercisable for Shares, except pursuant to this Agreement (other than through passive investments, pension or employee benefit plans or trusts for Parent’s or its Affiliates’ employees, or limited partnership funds, mutual funds or similar entities that Parent or its Affiliates have invested in, in all cases that Parent and its Affiliates do not directly or indirectly control the management or policies thereof). There are no voting trusts or other agreements or understandings to which Parent or Merger Sub or any of their Affiliates is a party with respect to the voting of capital stock or other equity interests of the Company or any of its Subsidiaries.

4.9 Acknowledgement by Parent and Merger Sub.

(a) Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Section 3, as qualified therein and by the Company Disclosure Schedule, and in the certificate contemplated by Section 7.2(d). Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to books and records, facilities, equipment, contracts and other assets of the Acquired Corporations and that it and its Representatives have had a full opportunity to meet with the management of the Company and to discuss the business and assets of the Acquired Corporations. In connection with the due diligence investigation of the Acquired Corporations by Parent and Merger Sub and their respective Affiliates or Representatives, Parent and Merger Sub and their respective Affiliates and Representatives have received and may continue to receive after the date of this Agreement from the Company, the other Acquired Corporations and their respective Affiliates and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against any Acquired Corporations, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Agreement or in any certificate contemplated by Section 7.2(d) and delivered by the Company or any of its Representatives in connection with the Transactions. Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement or in any certificate contemplated by this Agreement and delivered by the Company or any of its Representatives in connection with the Transactions.

4.10 Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, no investment banker, broker, financial advisor or finder in connection with the Transactions is entitled to any fee or any commission in connection with this Agreement or upon consummation of the Transactions (including the Merger) based on arrangements made by or on behalf of Parent or any of its Subsidiaries.

4.11 Solvency. None of Parent or Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud creditors of the Company or any of its Subsidiaries. As of the Closing and the Effective Time, assuming that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived, and after giving effect to any indebtedness being incurred on such date in connection herewith, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), on a consolidated basis, will be solvent, such that (i) they are able to pay their respective indebtedness and other liabilities, contingent or otherwise, as such indebtedness and other liabilities become due in the usual course of business; (ii) they have a total “fair saleable value” (determined on a going concern basis) of assets not less than the sum of their liabilities, contingent or otherwise, as of such date; (iii) they do not have unreasonably small capital and liquidity with which to conduct their business; and (iv) the fair value of the assets of Parent and its Subsidiaries on a consolidated basis, at a fair valuation, exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of Parent and its Subsidiaries on a consolidated basis. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or of the Company and its Subsidiaries.

4.12 Research and Development. Neither Parent, nor any Affiliate or Subsidiary of Parent, is researching or developing, and for the one (1)-year period prior to the date hereof has not researched or developed, for commercial sale or use, any phakic intraocular lens for the treatment of refractive errors.

4.13 Tax Residency of Ultimate Parent. Ultimate Parent is tax resident solely in Switzerland.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the Acquired Corporations and Representatives of the Acquired Corporations to, provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s designated Representatives, facilities, assets and existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, Tax, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request, in each case, for purposes reasonably related to the consummation of the Transactions; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require any of the Acquired Corporations to provide access or disclose any information to Parent or Parent’s Representatives if such access or disclosure: (i) would jeopardize any attorney-client or other legal privilege in the reasonable judgment of the Company (so long as the Acquired Corporations have used commercially reasonable efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) would contravene any applicable Legal Requirement or constitute a breach of any Contract to which it is a party or by which it is bound (so long as the Acquired Corporations have used commercially reasonable efforts to permit disclosure to the extent permitted by Legal Requirements or such Contract), (iii) relates to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties, (iv) subject to, and without limiting, the requirements of Section 5.4 and Section 6.1, specifically relates to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the Transactions or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals), including any actions of the Board of Directors (or any committee thereof) with respect to any of the foregoing, whether prior to or after the execution of this Agreement, (v) would reasonably be expected to result in the disclosure of Trade Secrets or other commercially sensitive information, or (vi) involves any invasive sampling, testing or investigation of water, groundwater, soil, sediment, soil vapor, air, or other environmental media at any of the Leased Real Property. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall cause Parent’s Representatives to comply with, all obligations under the Confidentiality Agreement, dated October 4, 2024, between the Company and Alcon Vision, LLC (the “Confidentiality Agreement”), and the Clean Team Agreement, dated November 15, 2024, between the Company and Alcon Vision, LLC (the “Clean Team Agreement”). Notwithstanding the foregoing, the Company may as it reasonably deems advisable and necessary (after consultation with its outside legal counsel) designate any commercially or competitively sensitive materials provided pursuant to this Section 5.1 as (i) “Outside Counsel Only”, in which case such materials and the information contained therein shall be given to the outside counsel of Parent and will not be disclosed by such outside counsel to employees, officers, or directors of Parent or its Subsidiaries without the advance written consent from the Company or its legal counsel, or (ii) “Clean Team Information,” pursuant to and as defined in the Clean Team Agreement.

5.2 Operation of the Acquired Corporations’ Business. During the Pre-Closing Period, except (i) as required or expressly contemplated by this Agreement or as required by applicable Legal Requirements, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a) the Company shall, and shall cause each Acquired Corporation to, use commercially reasonable efforts to conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its material business organizations and existing relationships with employees, customers, suppliers, distributors, licensors, licensees, Regulatory Authorities and other persons with whom the Acquired Corporations have business relationships that are material to the Acquired Corporations, taken as a whole; and

(b) the Company shall not, and shall cause the other Acquired Corporations not to:

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), other than dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of the Company’s other wholly owned Subsidiaries, (B) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (1) repurchases of Shares outstanding as of the date of this Agreement pursuant to the Company’s right (under written commitments in effect as of the date of this Agreement) to purchase Shares held by a Company Associate; (2) forfeitures or repurchases of Company Options, Company RSU Awards, or Company PSU Awards (or Shares issued upon the exercise or vesting thereof) outstanding on the date of this Agreement (or granted after the date of this Agreement in accordance with the terms hereof) pursuant to the terms of any such Company Option, Company RSU Award, or Company PSU Award in effect as of the date of this Agreement (or as in effect on the date of grant with respect to awards granted after the date of this Agreement in accordance with the terms hereof) between the Company and a Company Associate; or (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Options, Company RSU Awards or Company PSU Awards or (C) enter into or adopt any “poison pill” or similar stockholder rights plan;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security of any Acquired Corporation, or Voting Company Debt, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of any Acquired Corporation, or Voting Company Debt, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of any Acquired Corporation, or Voting Company Debt; provided, however, the Company and the other Acquired Corporations (1) may issue Shares as required to be issued upon the exercise or vesting of Company Options, Company RSU Awards, and Company PSU Awards that, in each case, are outstanding as of the date of this Agreement (or granted after the date of this Agreement in accordance with the terms hereof) and as required pursuant to the terms of such awards as in effect on the date of this Agreement (or to the terms of such awards granted after the date of this Agreement in accordance with the terms hereof), and (2) may issue capital stock, equity interests, voting securities or Voting Company Debt solely to the Company or from any Acquired Corporation other than the Company to the Company’s wholly owned Subsidiaries;

(iv) except as set forth in the Company Disclosure Schedule, as contemplated by Section 1.6 or as required under any Employee Plan as in effect on the date of this Agreement, (A) establish, adopt, enter into, terminate or materially amend any Employee Plan, (B) amend or waive any of its rights under, or accelerate the vesting or payment under, any provision of any Employee Plan, (C) grant or increase any severance, transaction, retention or termination pay to any current or former employee, officer, director or independent contractor of any of the Acquired Corporations, (D) pay or grant any bonus or grant any employee, officer, director or independent contractor of any of the Acquired Corporations any increase in compensation or benefits, (E) grant any equity, equity-based or other incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former employee, officer, director or independent contractor of any of the Acquired Corporations, (F) hire any individual who would be a Key Employee or promote any individual into a position which would make that individual a Key Employee, or hire any new consultant with total annual compensation in excess of $250,000 (for clarity, other than any consultant previously engaged by the Company whose contract may be up for renewal), (G) terminate or give notice to terminate the employment of any Key Employees other than for cause or gross misconduct, or (H) announce or agree to any mass layoffs or plant closings (each as defined under WARN); provided, however, the Company may: (1) amend any Employee Plan to the extent required by applicable Legal Requirements or, with respect to health and welfare plans, in the ordinary course of business as part of annual plan renewal procedures; (2) issue offer letters for at-will employment (or employment agreements in non-U.S. jurisdictions) in connection with the hiring of non-Key Employees in the ordinary course of business; and (3) enter into agreements with new consultants in the ordinary course of business (and on terms consistent with the terms entered into with similarly situated consultants by the Company); provided, further, that, in the case of clauses (2) and (3) above, such offer letters (or employment agreements in non-U.S. jurisdictions) or consulting agreements (i) solely in the case of individual consultants (for clarity, other than any consultant previously engaged by the Company whose contract may be up for renewal), do not contemplate or provide for, as applicable, total annual compensation in excess of $250,000 (or the local equivalent), (ii) are terminable without penalty on less than ninety (90) days’ advance notice (or in non-U.S. jurisdictions, such longer period as required by applicable Legal Requirements or consistent with notice periods applicable to other similarly situated employees of the Acquired Corporations in the applicable jurisdictions), and (iii) do not provide for severance (except in non-U.S. jurisdictions as required by applicable Legal Requirements or consistent with severance applicable to other similarly situated employees of the Acquired Corporations), change in control benefits, retention bonuses or other material contractual benefits;

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or similar organizational documents;

(vi) (A) form any subsidiary, (B) acquire any equity interest in or material portion of the assets of any other Entity, or (C) enter into any material joint venture, partnership, or similar arrangement, except (i) in the cases of clauses (B) and (C), in transactions between the Company and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations and (ii) for purchases of supplies, raw material, inventory and similar assets in the ordinary course of business consistent with past practice;

(vii) make or authorize any capital expenditures exceeding $5,000,000 in the aggregate in any calendar year;

(viii) lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, relinquish, create or incur any Encumbrance (other than any Permitted Encumbrances) on, transfer or assign, any material asset or material real or personal property (other than Intellectual Property Rights, which are addressed in Section 5.2(b)(ix) below, and cash), except (A) in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, (C) capital expenditures permitted by Section 5.2(b)(vii), (D) transactions between the Company and any other wholly owned Acquired Corporation or between wholly owned Acquired Corporations, (E) pursuant to existing Contracts in effect prior to the execution of this Agreement or (F) for a purchase price (or if no purchase price is received, with a value) not in excess of $5,000,000 in aggregate in any fiscal year;

(ix) lease, license, sublicense, pledge, sell, or otherwise dispose of, divest or spin-off, abandon, waive, create or incur any Encumbrance (other than a Permitted Encumbrance) on, relinquish or permit to lapse (other than any Registered IP expiring at the end of its statutory term or any withdrawal or abandonment of existing applications for Registered IP that have not yet been granted), grant any other right or immunity under (whether present or contingent, including any option, right of first refusal or other preferential right, non-assert or covenant not to sue), transfer or assign, or fail to take any action necessary to maintain, enforce or protect, any Company Owned IP (other than at the end of the statutory term for Registered IP), except (A) granting non-exclusive licenses in the ordinary course of business or (B) transactions between the Company and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations, in each case, in the ordinary course of business;

(x) (A) lend money or make capital contributions or advances to or make investments in, any Person, or incur, issue, assume or guarantee any indebtedness for borrowed money (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto), other than between the Company and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations or (B) invest or re-invest any funds or monies in any financial instruments, cryptocurrency or securities that do not qualify as cash, cash equivalents or commercial paper, certificates of deposit, U.S. treasury securities or corporate debt securities with a maturity of less than two (2) years as of the date of such investment or reinvestment;

(xi) except as otherwise required or expressly permitted pursuant to Sections 6.3 and 6.4 or renewals of Contracts on substantially similar terms (subject to any changes to address changes in applicable Law or to reflect immaterial updates to the counterparties’ forms) or extensions of Contracts in the ordinary course of business consistent with past practice, (A) amend or modify in any material respect, waive or settle any material rights or claims under, or voluntarily terminate, any Material Contract in a manner which is adverse to the Acquired Corporation, (B) enter into any Contract that would constitute a Material Contract pursuant to Section 3.9(a)(ii)(A)-(D), (a)(iii), (a)(v), (a)(ix), (a)(x), (a)(xi), (a)(xiii) or (a)(xiv) if it were in effect on the date of this Agreement, or (C) elect or elect not to extend any Lease in respect of material Leased Real Property;

(xii) except in the ordinary course of business: (A) make any change to any accounting method or any change to any accounting period, in each case, used for Tax purposes; (B) except in the ordinary course of business, rescind or change any Tax election; (C) file an amended Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any Tax liability or assessment (or surrender a right to a Tax refund); (E) settle, compromise or consent to any Tax claim or assessment for an amount materially in excess of the amount reserved therefor in the Company SEC Documents; or (F) waive or extend the statute of limitations with respect to the filing of any Tax Return (except in connection with automatic or automatically granted extensions of time to file Tax Returns granted in the ordinary course of business); in each case of the immediately preceding clauses (A) through (F), if such action would materially increase the Tax Liability of the Acquired Corporations, taken as a whole (it being agreed and understood that Section 5.2(b)(i) through (xi) and Section 5.2(b)(xiii) through (xxi) shall not apply to Tax compliance matters, except for Section 5.2(b)(xxi) insofar as it relates to this Section 5.2(b)(xii));

(xiii) settle, satisfy, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) (other than any Legal Proceeding or other claim in respect of Taxes, which shall be governed by clause (xii) above) against any Acquired Corporation, other than any settlements, satisfactions, releases, waivers or compromises that involve (A) with respect to monetary obligations, monetary obligations by the Acquired Corporations of not more than $500,000 (individually) or $2,000,000 (in the aggregate) (in each case net of insurance proceeds) and (B) no other material non-monetary obligation of any Acquired Corporation (excluding confidentiality, non-disparagement, and similar customary provisions); provided that the settlement, satisfaction, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 1.5 or Section 6.6, as applicable;

(xiv) enter into, amend or terminate any Collective Bargaining Agreement;

(xv) waive, release or adversely amend or knowingly fail to enforce the restrictive covenant obligations in any Contracts with any current or former Company Associate;

(xvi) (A) initiate any new clinical trial (excluding, for the avoidance of doubt, any investigator initiated trials), or (B) except if ordered by a Regulatory Authority, terminate, undertake a protocol amendment for, materially modify an existing agreement with a contract research organization relating to, or otherwise materially impede the conduct of, any ongoing clinical trial;

(xvii) voluntarily terminate, withdraw or let lapse the terms of any material Governmental Authorization;

(xviii) fail to use commercially reasonable efforts to maintain in full force and effect the existing Insurance Policies or, alternatively, to renew or replace such Insurance Policies with new insurance policies that have terms that are no less favorable in the aggregate; provided that the Acquired Corporations, in no event, shall be required to maintain Insurance Policies or obtain new or replacement insurance policies to the extent that the coverage provided thereunder is duplicative of existing insurance coverage;

(xix) materially change any financial accounting methods or practices used by any Acquired Corporation, except as required by GAAP or applicable Legal Requirements (including the Financial Accounting Standards Board or any similar organization, Regulation S-X of the Exchange Act or applicable Legal Requirement);

(xx) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or

(xxi) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xx) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations consistent with applicable Legal Requirements, including the Antitrust Laws.

5.3 Stockholder Meeting; Proxy Statement.

(a) The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (together with any adjournments or postponements thereof, the “Stockholder Meeting”) as promptly as reasonably practicable after the earliest to occur of (i) the date on which the SEC confirms that it has no further comments on the Proxy Statement, (ii) the receipt of confirmation from the SEC that it will not be reviewing the Proxy Statement or (iii) if the SEC has failed to affirmatively notify the Company that it will or will not be reviewing the Proxy Statement within ten (10) calendar days after the initial filing of the Proxy Statement with the SEC, the tenth (10th) day after such filing (the earliest of such dates described in (i)-(iii), the “SEC Clearance Date”), for the purpose of (A) voting on the matters requiring Company Stockholder Approval; and (B) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s executive officers in connection with the completion of the Merger; provided, that the Company shall use its reasonable best efforts to cause the Stockholder Meeting to occur no later than the forty-fifth (45th) calendar day following the SEC Clearance Date. Notwithstanding the foregoing, the Company may postpone or adjourn to a later date the Stockholder Meeting, on no more than two (2) occasions (but excluding any postponements or adjustments made pursuant to clause (i) below) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), for a period of up to ten (10) Business Days for each such postponement or adjournment (and shall postpone or adjourn the Stockholder Meeting at the request of Parent under the circumstances described in the following clauses (iii) and (iv), on no more than two (2) occasions, for a period of time requested by Parent not to exceed ten (10) Business Days for each such postponement or adjournment): (i) with the written consent of Parent, not to be unreasonably withheld or delayed, (ii) after consultation with Parent, to the extent necessary (as determined by the Board of Directors in good faith) to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders as required by applicable Legal Requirements in advance of the Stockholder Meeting, (iii) for the absence of a quorum necessary to conduct the business of the Stockholder Meeting, (iv) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of votes to adopt this Agreement, whether or not a quorum is present or (v) if required by applicable Legal Requirements, provided that, (x) any postponement or adjournment that would require the setting of a new record date shall require the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of both Parent and the Company, and (y) the Stockholder Meeting will not be postponed or adjourned beyond the date that is six (6) Business Days prior to the End Date without the prior written consent of Parent. Unless and until a Company Adverse Recommendation Change has occurred in accordance with Section 6.1, the Board of Directors shall make the Company Board Recommendation and use its reasonable best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of the Agreement. The Company shall otherwise comply in all material respects with all Legal Requirements applicable to the Stockholder Meeting. Unless this Agreement is terminated in accordance with Section 8.1, (a) the Company shall submit this Agreement to its stockholders at the Stockholder Meeting even if the Board of Directors shall have made a Company Adverse Recommendation Change or proposed or announced any intention to do so, and (b) the Company agrees that it shall not submit to the vote of the stockholders of the Company any Acquisition Proposal (whether or not a Superior Offer) prior to the vote of the Company’s stockholders with respect to the Merger at the Stockholder Meeting. The notice of such Stockholder Meeting shall state that a resolution to adopt this Agreement and the Merger will be considered at the Stockholder Meeting, and no other matters shall be considered or voted upon at the Stockholder Meeting without Parent’s prior written consent (other than (i) a non-binding, advisory vote to approve or disapprove certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger and (ii) whether to adjourn the Stockholder Meeting in accordance with this Section 5.3(a)) (such consent not to be unreasonably withheld, conditioned or delayed). Following dissemination of the definitive Proxy Statement, the Company shall cooperate with and keep Parent informed on a reasonably current basis regarding voting results, and unless and until a Company Adverse Recommendation Change has occurred in accordance with Section 6.1, its solicitation efforts. As promptly as practicable after the date of this Agreement, the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Stockholder Meeting will be twenty (20) Business Days after the date the broker search is conducted.

(b) Except to the extent expressly permitted by Section 6.1, (i) the Board of Directors shall recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the Merger at the Stockholder Meeting and (ii) the Proxy Statement shall include the Company Board Recommendation.

(c) As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC the Proxy Statement in preliminary form (but in no event later than twenty (20) Business Days after the date of this Agreement). As soon as practicable thereafter, the Company shall file the definitive Proxy Statement and use its commercially reasonable efforts to mail to its stockholders the Proxy Statement and all other proxy materials for the Stockholder Meeting. If necessary in order to comply with applicable securities laws, after the Proxy Statement shall have been so mailed, the Company shall promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies. The Company and Parent, as the case may be, shall furnish all information concerning the Company or Parent as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to applicable Legal Requirements, Parent and its legal counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before such document (or any amendment or supplement thereto) is filed with the SEC, and the Company shall consider in good faith any comments reasonably proposed by Parent and its legal counsel. Subject to applicable Legal Requirements, the Company shall, as promptly as practicable after receipt thereof, provide Parent and its legal counsel with copies of any written comments, and advise Parent and its legal counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, provide Parent and its legal counsel a reasonable opportunity to review the Company’s proposed response to such comments, and consider in good faith any comments reasonably proposed by Parent and its legal counsel. The Company shall cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.4 No Solicitation.(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and (ii) does not prohibit any Acquired Corporation from complying with its obligations to provide information to Parent in accordance with this Section 5.4 and Section 6.1.

(b) Except as permitted by this Section 5.4, during the Pre-Closing Period, the Acquired Corporations shall not, and shall use commercially reasonable efforts to cause their Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing as of the date of this Agreement with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussion) or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.4(c)); or (iii) waive or release any Person from, intentionally forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, or take any action to exempt any Person (other than Parent, Merger Sub or their Affiliates) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the organizational and other governing documents of an Acquired Corporation, unless, solely in the case of this clause (iii), the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. In furtherance of the foregoing, promptly following (and no later than one (1) Business Day after) the execution and delivery of this Agreement, the Company shall (1) request that each such Person or group and its representatives (other than Parent and its representatives) that has, prior to the execution and delivery of this Agreement, executed a confidentiality agreement or otherwise received non-public information about the Company or its Subsidiaries from, or on behalf of, the Company, in each case in connection with such Person’s or group’s consideration of an Acquisition Proposal, promptly return or destroy all non-public information furnished to such Person or group by or on behalf of the Company or any of its Subsidiaries prior to the date of this Agreement in accordance with the applicable confidentiality agreement and (2) promptly terminate all physical and electronic data room access for such Persons or group and their representatives to diligence or other non-public information regarding the Company or any of its Subsidiaries.

(c) Notwithstanding anything to the contrary contained in this Agreement, if at any time on or after the date of this Agreement and prior to the Company Stockholder Approval, any Acquired Corporation or any of their Representatives receives an unsolicited written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof or inform such Person or group of Persons of the existence of the provisions of this Section 5.4 and (ii) if the Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall as promptly as practicable (and in any event within one (1) Business Day) provide to Parent any material non-public information concerning the Acquired Corporations that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. Within one (1) Business Day after the Board of Directors makes a determination contemplated by the foregoing clause (ii) with respect to an Acquisition Proposal, the Company shall provide written notice to Parent of such determination of the Board of Directors described in the preceding clause (ii), together with the identity of such Person or group making such Acquisition Proposal.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within one (1) Business Day after the receipt thereof) notify Parent if any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, is received by any Acquired Corporation and provide to Parent (x) an unredacted copy of any such written Acquisition Proposal, inquiry, proposal or offer (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) and a summary of any unwritten material terms and conditions thereof, and (y) the name(s) of the Person or group of Persons making such written Acquisition Proposal, inquiry, proposal or offer, and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such Acquisition Proposal on a prompt basis (and in any event within one (1) Business Day of such material development, discussion or negotiation).

(e) Nothing in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by or otherwise making any disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements; provided, however, that this Section 5.4(e) shall not permit the Board of Directors to make a Company Adverse Recommendation Change, except to the extent permitted by Section 6.1(b).

(f) The Company agrees that in the event any (i) Acquired Corporation, (ii) director or officer of the Company (acting in its capacity as such on behalf of the Company) or (iii) financial, investor relations or legal advisor to the Company acting at the direction of, or on behalf of, a director or officer of an Acquired Corporation, in each case takes any action that, if taken by the Company, would constitute a breach of this Section 5.4, the Company shall be deemed to be in breach of this Section 5.4.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Subject to Section 6.1(b), during the Pre-Closing Period, neither the Board of Directors nor any committee thereof shall (i)(A) withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (ii) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, or allow the Company to execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, joint venture agreement, or similar Contract with respect to any Acquisition Proposal (excluding an Acceptable Confidentiality Agreement in accordance with Section 5.4(c)), (iii) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (which request may be made once per applicable public Acquisition Proposal, provided that Parent shall be entitled to make a new request each time there is a publicly disclosed material change in such applicable Acquisition Proposal), or (iv) fail to recommend against acceptance of any tender offer or exchange offer that is publicly commenced for the Shares within ten (10) Business Days after Parent so requests in writing (which request may be made once per applicable public Acquisition Proposal, provided that Parent shall be entitled to make a new request each time there is a publicly disclosed material change in such applicable Acquisition Proposal) (any action described in the foregoing clauses (i) through (iv), a “Company Adverse Recommendation Change”); provided that, for the avoidance of doubt, any determination or action by the Board of Directors or any committee thereof to the extent permitted by Section 5.4 or this Section 6.1 shall not be, and shall not be deemed to be, in and of itself a breach or violation of this Section 6.1 and shall not, unless a Company Adverse Recommendation Change has occurred, give Parent a right to terminate this Agreement pursuant to Section 8.1(d).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Company Stockholder Approval:

(i) if any Acquired Corporation has received after the date of this Agreement a written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer, (x) the Board of Directors may make a Company Adverse Recommendation Change, or (y) solely if such Acquisition Proposal did not result from a material breach of Section 5.4, the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case under clauses (x) and (y), if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements (it being understood that any such determination in and of itself shall not be deemed a Company Adverse Recommendation Change),

(B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Recommendation Change or terminating this Agreement pursuant to Section 8.1(e), which notice shall include the material terms and conditions of the applicable Acquisition Proposal, an unredacted copy of any such written Acquisition Proposal and the identity of the Person making such Acquisition Proposal, at least four (4) Business Days prior to making any such Company Adverse Recommendation Change or termination (a “Determination Notice”, and such period, the “Notice Period”) (which notice shall not constitute a Company Adverse Recommendation Change or termination), and, if requested in writing by Parent, during such four (4) Business Day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer, and (C) after considering in good faith any proposals made by Parent during such period, if any, after consultation with outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to make the Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be considered a Company Adverse Recommendation Change and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and shall require a new Determination Notice for each such material amendment; provided, that references to four (4) Business Days shall be deemed to be two (2) Business Days, such that the new Notice Period shall be two (2) Business Days; and

(ii) other than in connection with an Acquisition Proposal, the Board of Directors may make a Company Adverse Recommendation Change in response to an Intervening Event, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements (it being understood that any such determination in and of itself shall not be deemed a Company Adverse Recommendation Change), (B) the Company shall have given Parent a Determination Notice, specifying in reasonable detail the facts and circumstances for such potential Company Adverse Recommendation Change, at least four (4) Business Days prior to making any such Company Adverse Recommendation Change and, if requested in writing by Parent, during such four (4) Business Day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Recommendation Change would no longer be necessary, and (C) (1) the Company shall have given Parent the four (4) Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Recommendation Change would no longer be necessary, and (2) after considering in good faith the proposals made by Parent during such period, if any, after consultation with outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Recommendation Change would continue to be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, the Parent and the Company shall, and shall cause their respective controlled Affiliates to, cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable, to consummate and make effective the Merger and the Transactions as promptly as practicable, but in no case later than the End Date, including: (i) preparing and filing all registrations, declarations, filings or documentation necessary to effect all necessary actions or nonactions, Consents, waivers, clearances, decisions, declarations, and the lapse of waiting periods by or from any Governmental Body (including any Regulatory Authority), (ii) obtaining as promptly as practicable after the date of this Agreement, and maintaining, all necessary actions or nonactions, Consents, waivers, clearances, decisions, declarations, approvals from third parties (including Governmental Bodies and Regulatory Authorities), and (iii) executing and delivering any additional instruments necessary to consummate the Transactions.

(b) Notwithstanding anything to the contrary contained in this Agreement, and in furtherance of Parent’s reasonable best efforts under this Section 6.2, Parent shall, and shall cause its controlled Affiliates to, take all actions, and do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law, to permit and cause the satisfaction of the conditions set forth in Section 7.1(b) and Section 7.1(c), and to otherwise cause the Closing to occur as promptly as reasonably practicable, and in any event prior to the End Date, including (i) proposing, negotiating, committing to, effecting, agreeing to and executing, by consent decree, settlement, undertaking, stipulation or otherwise, the license, hold separate or disposition of any asset, product, product line, or business of Ultimate Parent, the Company, or any of their respective controlled Affiliates, (ii) terminating, transferring or creating relationships, contractual rights or other obligations of Ultimate Parent, the Company, or their respective controlled Affiliates, or (iii) otherwise taking or committing to take any actions or agree to any undertakings that would limit Ultimate Parent’s or its controlled Affiliates’ freedom of action with respect to, or their ability to retain, or impose obligations on Ultimate Parent’s or its controlled Affiliates’ future operation with respect to any asset, product, product line or business of Ultimate Parent, the Company, or any of their respective controlled Affiliates (each of clauses (i)–(iii), a “Remedy Action”); provided, however, that, notwithstanding the foregoing, (A) Parent shall not be required to sell or divest any asset, product, product line, or business of Ultimate Parent, the Company, or any of their respective Affiliates, (B) Parent shall not be required to take any Remedy Action that would, individually or in the aggregate, reasonably be expected to result in an Adverse Remedy Impact, and (C) the Company shall only be required to take or commit to take any Remedy Action as requested by Parent pursuant to this Section 6.2 if such Remedy Action is binding on the Company only in the event the Closing occurs.

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its Affiliates be obligated to litigate, participate in litigation or otherwise contest any administrative or judicial action or Legal Proceeding, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, challenging the Transactions with respect to any Antitrust Law.

(d) Parent shall not, and shall cause its controlled Affiliates not to, effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any Person that would reasonably be expected to prevent the receipt of the Requisite Regulatory Approvals or to otherwise prevent, impede or impair the consummation of the Merger by the End Date.

(e) Subject to the terms and conditions of this Agreement, Parent and the Company shall (and shall cause their respective controlled Affiliates, if applicable, to): (i) furnish to the other such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary or advisable under the HSR Act or other applicable Antitrust Laws, (ii) promptly, but in no event later than twenty (20) Business Days after the date of this Agreement (or at such later date as mutually agreed to by the Parties), make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions, and (iii) as promptly as reasonably practicable after the date of this Agreement, but in no event later than thirty-five (35) Business Days after the date of this Agreement, submit all other filings or notifications (or drafts thereof) in connection with any other Requisite Regulatory Approval. Parent and the Company shall not extend or agree to extend any waiting period under the HSR Act (including by withdrawing and refiling its filing under the HSR Act) or any other Antitrust Law or enter into any agreement with any Governmental Body to delay, or otherwise to not consummate as promptly as practicable, the Merger or the other Transactions, except with the prior written consent of the Parties (such consent not to be unreasonably withheld). Parent or its Affiliates shall pay all filing fees for the filings required to be made under the HSR Act and for any other filings or notifications required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(f) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, Parent and its controlled Affiliates, on the one hand, and the Company and its controlled Affiliates, on the other, shall (i) give the other prompt notice of the making or commencement of any notice, communication, request, inquiry, investigation, action or Legal Proceeding brought, or threatened to be brought, by a Governmental Body, or by a third party before any Governmental Body (such third party, an “Applicable Third Party”), in each case, with respect to the Merger or the other Transactions and relating to Antitrust Laws, (ii) keep the other party reasonably informed as to the status of any such notice, communication, request, inquiry, investigation, action or Legal Proceeding in each case, with respect to the Merger or the other Transactions and relating to Antitrust Laws, (iii) promptly inform the other party of, and give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from any Governmental Body or Applicable Third Party with respect to the Merger or the other Transactions and relating to Antitrust Laws, (iv) promptly furnish to the other party with copies of documents provided to or received from any Governmental Body or an Applicable Third Party that relates to the Merger or the other Transactions and relating to Antitrust Laws (subject to redaction or withholding of documentation that (A) would jeopardize any attorney-client or other legal privilege in the reasonable judgment of the applicable party (so long as such party shall have used commercially reasonable efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (B) would contravene any applicable Legal Requirement or constitute a breach of any Contract to which it is a party or by which it is bound (so long as such party has used commercially reasonable efforts to permit disclosure to the extent permitted by Legal Requirements or such Contract), (C) specifically relates to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties, (D) subject to, and without limiting, the requirements of Section 5.4 and Section 6.1, specifically relates to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the Transactions or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals), including any actions of the Board of Directors (or any committee thereof) with respect to any of the foregoing, whether prior to or after the execution of this Agreement, or (E) relates to any Trade Secrets or other commercially sensitive information), (v) consult and cooperate with the other party and consider in good faith the views of the other party in connection with any analysis, appearance, communication, filing, submission, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Body or Applicable Third Party with respect to the Merger or the other Transactions and relating to Antitrust Laws, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, give the other party reasonable advance notice of, and permit the other party (or their authorized Representatives) to be present at and participate in each meeting or conference and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body or Applicable Third Party, in each case, with respect to the Merger or the other Transactions and relating to Antitrust Laws. Subject to compliance with its obligations in this Section 6.2, Parent shall control the strategy on behalf of the Parties relating to regulatory approvals under the Antitrust Laws that are required to consummate the Merger or the other Transactions; provided that, without limiting this Section 6.2, Parent shall, and shall cause its controlled Affiliates to, consult with the Company with respect to, and the Company shall be kept apprised of, proposed strategy and other significant decisions with respect to such regulatory approvals, and the Company may offer comments or suggestions with respect to such regulatory approvals, which Parent shall, and shall cause its controlled Affiliates to, consider in good faith. Any Party may, as they deem advisable and necessary, designate any commercially or competitively sensitive materials provided to the other under this Section 6.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

6.3 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of its Affiliates to, provide each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time and who remains employed by the Surviving Corporation or its Subsidiaries following the Closing Date (each, a “Continuing Employee”) with (i) a base salary or wage level and target annual cash bonus opportunities that, in each case, are no less favorable than those provided to similarly-situated employees of Parent or its Subsidiaries (provided that base salary or wage may not be reduced from the level in effect for such Continuing Employee as of immediately prior to the Effective Time), (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits (excluding post-employment welfare benefits, defined benefit pension benefits, equity-based compensation and transaction or retention bonuses) provided to similarly situated employees of Parent or its Subsidiaries and (iii) severance benefits in accordance with the Company severance arrangements set forth on Section 6.3(a) of the Company Disclosure Schedule.

(b) For purposes of vesting, eligibility to participate and benefit accrual under the employee benefit plans of Parent and its Affiliates in which a Continuing Employee participates following the Closing Date (each, a “New Plan”), each Continuing Employee shall be credited with his or her years of service with the Acquired Corporations and their respective predecessors before the Effective Time, to the same extent as such employee was entitled before the Effective Time to credit for such service under any corresponding Employee Plan in which such employee participated immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits; provided, further that the foregoing shall not apply for purposes of benefit accrual under any defined benefit pension plan or for purposes under any retiree welfare arrangement or long-term incentive arrangement. In addition and without limiting the generality of the foregoing, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall, and shall cause its Affiliates to, cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under a comparable Employee Plan in which such employee participated immediately prior to the Effective Time (the “Old Plan”), and Parent shall, and shall cause its Affiliates to, cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) No provision of this Agreement: (i) shall be deemed to guarantee or create any right to employment or engagement or continued employment or engagement for any period of time, or preclude the ability of the Company, the Surviving Corporation, Parent or any of their respective Affiliates, to terminate any Continuing Employee for any reason, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of the Company, the Surviving Corporation, Parent or any of its Affiliates (or any beneficiaries or dependents thereof)).

6.4 Company 401(k). The Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company 401(k) Savings Plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date, contingent upon the occurrence of the Closing, unless Parent notifies the Company in writing not less than ten (10) Business Days before the Effective Time that it has determined not to terminate the Company 401(k) Plan. If the Company 401(k) Plan is terminated, as provided herein, Parent shall, or shall cause one of its Affiliates to, have in effect a tax qualified defined contribution retirement plan as of the Effective Time that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) under which each regular Continuing Employee who is actively employed at the Closing and is not considered a temporary or contract employee shall be immediately eligible to participate and shall receive credit for prior service as a regular employee with the Company and its predecessors. Such service credit shall be applied to any applicable waiting periods or vesting provisions of Parent’s U.S. defined contribution retirement plans. As soon as practicable following the Closing, the account balances under the Company 401(k) Plan shall be distributed to the participants, and Parent shall permit such Continuing Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (excluding promissory notes evidencing participant loans) in the form of cash, in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan. All resolutions adopted or executed in connection with the termination of the Company 401(k) Plan shall be subject to Parent’s prior review and comment, and all reasonable comments of Parent will be considered by the Company in good faith.

6.5 Indemnification of Officers and Directors.

(a) For a period of six (6) years from and after the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation pursuant to the organizational documents thereof and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any of such current or former directors or officers, except to the extent required by applicable Legal Requirements, and Parent shall cause the Acquired Corporations to perform their respective obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Legal Proceeding, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its Subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its Subsidiaries, as applicable, as in effect on the date of this Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if required by the DGCL or the Surviving Corporation’s or any of its Subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification, and (y) the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter; provided that if the Surviving Corporation or any of its Subsidiaries advances expenses in accordance with clause (x) of this Section 6.5(a), Parent shall be entitled to assume the defense of such claim, action, suit, or proceeding, if appropriate, with counsel satisfactory to the Indemnified Person upon delivery to the Indemnified Person of written notice of its election to do so, and after delivery of such notice, neither the Surviving Corporation nor any of its Subsidiaries shall be liable to the Indemnified Person for any expenses subsequently incurred by the Indemnified Person in connection with such defense, other than reasonable expenses of investigation, provided, however, that (i) the Indemnified Person shall have the right to employ separate counsel in any such claim, action, suit, or proceeding provided that the expenses of such counsel incurred after delivery of notice by Parent of its assumption of such defense shall be at the Indemnified Person’s own expense, and (ii) the expenses of counsel employed by the Indemnified Person shall be at the expense of Surviving Corporation or its Subsidiaries if (A) the employment of counsel by the Indemnified Person has previously been authorized by Parent, (B) the Indemnified Person shall have reasonably concluded that there may be a conflict of interest between Parent (or the Surviving Corporation), on the one hand, and the Indemnified Person, on the other hand, in the conduct of any such defense, or (C) Parent fails to diligently prosecute such defense; provided, further, none of Parent, the Surviving Corporation or any of their Subsidiaries shall settle, compromise or consent to the entry of any judgment in any such claim, action, suit, or proceeding, unless such settlement, compromise or consent relates only to monetary damages and does not include any criminal liability or admission of wrongdoing or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent.

(b) Prior to the Closing Date, in consultation with Parent, the Company shall use reasonable best efforts to purchase (and if the Company does not purchase prior to the Closing Date, the Surviving Corporation may purchase on the Closing Date, in lieu of complying with the final sentence of this Section 6.5(b)),“tail” directors’ and officers’ liability insurance for the Acquired Corporations and their current and former directors, officers and employees who are covered by the directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Corporations as of the date of this Agreement (the “Current D&O Insurance”), such “tail” insurance to provide coverage in an amount and on terms not less favorable to the insureds thereunder (including with respect to limits and retentions) than the Current D&O Insurance with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the total cost of any such “tail” insurance exceed 300% of the aggregate annual premium most recently paid by the Acquired Corporations for the Current D&O Insurance (the “Maximum Amount”). Parent and the Surviving Corporation shall maintain such “tail” insurance in full force and effect for a period of six (6) years following the Closing Date and continue to honor the obligations thereunder. In the event that as of the Closing Date the “tail” directors’ and officers’ liability insurance under the first sentence of this Section 6.5(b) has not been purchased, for a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, either cause to be maintained in effect the Current D&O Insurance or provide substitute insurance (with insurance carriers having at least an “A-” financial strength rating by A.M. Best with respect to directors’ and officers’ liability insurance) for the Acquired Corporations and their current and former directors, officers and employees who are covered by the Current D&O Insurance, in either case, providing coverage not less favorable to the insureds thereunder (including with respect to limits and retentions) than the Current D&O Insurance with respect to claims arising from facts or events that occurred at or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay with respect to any annual period for such insurance more than the Maximum Amount, and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount.

(c) In the event that any Acquired Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then in each such case, the Acquired Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Corporation assume the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) contemplated by this Section 6.5, and his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by an applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Stockholder Litigation. The Company shall promptly notify Parent in writing of any Stockholder Litigation and shall keep Parent reasonably and promptly informed regarding any such Stockholder Litigation. The Company shall give Parent the opportunity to (a) participate in (but not control) the defense, prosecution, settlement or compromise of any Stockholder Litigation, and (b) consult with legal counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Stockholder Litigation. For purposes of this Section 6.6, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Stockholder Litigation (to the extent that the attorney-client privilege between the Company and its legal counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Stockholder Litigation which the Company shall consider in good faith; provided that the Company shall not settle or compromise or agree to settle or compromise any Stockholder Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). This Section 6.6, and not Section 6.2(e), shall govern with respect to any Stockholder Litigation.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts (or in the case of the agreements set forth on Section 6.7 of the Company Disclosure Schedule, shall use its best efforts) to: (i) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Merger and the other Transactions to the extent reasonably requested in writing by Parent and (ii) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent; provided, however, notwithstanding anything to the contrary herein (including in Section 6.2), each of the Parties acknowledges and agrees that (x) obtaining any such Consent described in the foregoing clauses (i) and (ii) shall not be a condition to the Merger, except to the extent contemplated, if at all, by Section 7.1(c) and (y) no Party nor any of its Affiliates shall be required to pay or commit to pay to any Person that is not a Governmental Body, whose Consent is being solicited, any cash or other consideration, or make any commitment or incur any liability or other obligation to any such Person, in each case, which payment, commitment, incurrence or other obligation is not conditioned on the occurrence of the Closing or otherwise reimbursed by Parent.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release reasonably mutually agreed between the Company and Parent. Thereafter, the Company and Parent shall consult with the other Party before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions and consider in good faith any comments reasonably proposed by the other Party or its Representatives; provided, that neither Party shall issue any such press release or public statement without the other Party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Parties shall not be required by this Section 6.8 to provide any other Party with such consultation or consent right relating to (i) any public statements (including responses to questions from the press, analysts, investors or those attending industry conferences, earnings calls, internal announcements to employees and disclosures in Company SEC Documents) so long as such statements are consistent in all material respects with previous press releases, public disclosures or public statements (as applicable) made by Parent or the Company in compliance with this Section 6.8; and (ii) any public statements relating to any dispute between the Parties relating to this Agreement. In addition, notwithstanding the foregoing, (i) each Party may, without the prior consent of any other Party, but subject to giving advance notice and the opportunity to review and comment as is feasible to the other Party, issue any such press release or make any such public announcement or statement as may be required by any applicable Legal Requirement; and (ii) no Party need consult with any other Party in connection with any press release, public statement or filing to be issued or made (x) pursuant to Section 5.4(e), (y) with respect to any Acquisition Proposal or Company Adverse Recommendation Change or (z) after any Company Adverse Recommendation Change.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, Company RSU Awards and Company PSU Awards, resulting from the Transactions by each applicable individual who is or would otherwise be subject to Section 16 of the Exchange Act, and to cause such dispositions (or deemed dispositions) and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, each of the Parties shall cooperate with the other Parties and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.12 Notification of Certain Events. Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction; provided, however, that any failure to deliver such notice may not, in and of itself, form the basis for a claim that any of the conditions set forth in Section 7 are not satisfied or that a Party has a right to terminate under Section 8, and no such notice shall cure any breach of, or non-compliance with, any of the other representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.13 Merger Sub. Prior to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. Promptly following the execution of this Agreement, Parent shall, in its capacity as the sole stockholder of Merger Sub, execute and deliver, in accordance with applicable Legal Requirements and Merger Sub’s organizational documents, the Merger Sub Sole Stockholder Approval.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

7.1 Condition to the Obligations of Each Party. The respective obligations of each Party to effect the Merger are subject to the satisfaction (or waiver by the Company, Parent and Merger Sub, to the extent permitted by applicable Legal Requirements) as of the Closing of each of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) there shall be no temporary restraining order, preliminary or permanent injunction, final judgment or other order issued, and remaining in effect, by any Governmental Body of competent jurisdiction in any jurisdiction set forth in Section 7.1(b) of the Company Disclosure Schedule (a “Specified Governmental Body”) prohibiting or enjoining the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Specified Governmental Body which remains in effect and prohibits or makes illegal the consummation of the Merger; and

(c) (i) the waiting period (or any extension thereof) applicable to consummation of the Merger under the HSR Act shall have expired or been terminated, as well as any agreement not to close embodied in a “timing agreement” between the parties and a Governmental Body, and (ii) all other actions or non-actions, Consents, waivers, clearances, decisions, declarations, approvals, and the lapse of waiting periods with respect to the Transactions, in each case as listed in Section 7.1(c)(i) of the Company Disclosure Schedule, shall have been made, terminated, expired or obtained, as applicable, provided, that Section 7.1(c)(i) of the Company Disclosure Schedule shall be deemed updated to include such additional jurisdictions in the list set forth on Section 7.1(c)(ii) of the Company Disclosure Schedule as mutually agreed in good faith by Parent and the Company within fifteen (15) days following the date of this Agreement (all such actions or non-actions, waivers, Consents, clearances, decisions, declarations, approvals, and the lapse of waiting periods, including under the HSR Act, of such jurisdictions being the “Requisite Regulatory Approvals”).

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Merger Sub, to the extent permitted by applicable Legal Requirements) as of the Closing of each of the following conditions:

(a)

(i) the representations and warranties of the Company set forth in Section 3.3(a), (c), and (e) (Capitalization, Etc.) of the Agreement shall be accurate, except for any de minimis inaccuracies, as of the date of the Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Section 3.1(a) (other than the fourth sentence of Section 3.1(a)), Section 3.1(b) (Due Organization; Subsidiaries, Etc.), Section 3.2 (other than the second sentence of clause (a)) (Certificate of Incorporation and Bylaws), Section 3.3(d), Section 3.3(b) and (h) (Capitalization, Etc.), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.23 (Takeover Laws), and Section 3.25 (Brokers and Other Advisors) of the Agreement shall be accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representations and warranties of the Company set forth in Section 3.5(b) (Absence of Changes; No Material Adverse Effect) of the Agreement shall be accurate in all respects as of the date of the Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i), (ii) and (iii) immediately above) shall be accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties, except that the word “material” in the definition of “Material Contracts” shall not be disregarded) as of the date of the Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) the Company shall have complied in all material respects with or performed in all material respects the covenants and agreements it is required by this Agreement to comply with or perform at or prior to the Closing Date;

(c) since the date of the Agreement, no Material Adverse Effect shall have occurred that is continuing; and

(d) Parent and Merger Sub shall have received a certificate executed on behalf of the Company by an executive officer of the Company and dated as of the Closing Date confirming that the conditions set forth in Sections 7.2(a)–(c) have been satisfied.

7.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction (or waiver by the Company, to the extent permitted by applicable Legal Requirements) as of the Closing of each of the following conditions:

(a)

(i) the representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Due Organization), Section 4.3 (Authority; Binding Nature of Agreement) and Section 4.10 (Brokers and Other Advisors) of the Agreement shall be accurate in all material respects (disregarding for this purpose all “Parent Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than those referred to in clause (i) immediately above) shall be accurate (disregarding for this purpose all “Parent Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have complied in all material respects with or performed in all material respects the covenants and agreements they are required by this Agreement to comply with or perform at or prior to the Closing Date; and

(c) the Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent and dated as of the Closing Date confirming that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Closing shall not have occurred on or prior to 11:59 p.m. Eastern Time, on the date that is the twelve (12)-month anniversary of the date of this Agreement (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Section 7, other than Sections 7.1(b) or 7.1(c) thereof, shall have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, each of which is then capable of being satisfied) or waived (to the extent waivable under applicable Legal Requirements), then the End Date shall automatically be extended by a period of three (3) months (and all references to the End Date herein shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of this Agreement has proximately caused or resulted in the Merger not being consummated by such date or to any Party that has failed to use its reasonable best efforts as required by Section 6.2;

(c) by either Parent or the Company if a Specified Governmental Body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making the consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of this Agreement has proximately caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action or to any Party that has failed to use its reasonable best efforts as required by Section 6.2 to remove such order, decree, ruling or other action;

(d) by Parent, prior to obtaining the Company Stockholder Approval, if the Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement when mailed, or shall have effected a Company Adverse Recommendation Change;

(e) by the Company, prior to obtaining the Company Stockholder Approval, in order to, subject to and in accordance with Section 6.1(b)(i), accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction that constitutes a Superior Offer (a “Specified Agreement”); provided that such termination shall be effective only if the Company in accordance with Section 8.3 pays or causes to be paid to Parent or its designee the Termination Fee by wire transfer of same day funds prior to or concurrently with the execution of the Specified Agreement.

(f) by Parent, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in Section 7.2(a) or 7.2(b) would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) Business Days of the date Parent gives the Company written notice of such breach or failure to perform (which notice shall specify in reasonable detail the nature of such breach); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Merger Sub is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 8.1(g) (without giving effect to the proviso therein);

(g) by the Company, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Merger Sub shall have occurred such that a condition set forth in Section 7.3(a) or 7.3(b) would not be satisfied and cannot be cured by Parent or Merger Sub, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) Business Days of the date the Company gives Parent written notice of such breach or failure to perform (which notice shall specify in reasonable detail the nature of such breach); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit Parent to terminate this Agreement pursuant to Section 8.1(f) (without giving effect to the proviso therein); or

(h) by either Parent or the Company, if the Company Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken thereon at the Stockholder Meeting (and any adjournment or postponement thereof).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (i) the final sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect in accordance with their terms, (ii) the Confidentiality Agreement and Clean Team Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms, (iii) the termination of this Agreement shall not relieve any Party from any liability for Fraud or Willful Breach of this Agreement prior to termination, and (iv) no such termination shall relieve Parent or Merger Sub of their obligations in respect of any amounts payable, or expense reimbursement payable in respect of, any filing fees or other fees payable to Governmental Bodies pursuant to Section 6.2. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act or omission undertaken by a breaching Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement, and “Fraud” means actual, intentional and knowing common law fraud (and not constructive fraud or fraud based on negligence or recklessness) under Delaware law with respect to the making of an express representation or warranty contained in this Agreement with the actual knowledge that such representation or warranty was false as of the date hereof.

8.3 Expenses; Termination Fees.

(a) Except as otherwise expressly set forth herein, including as set forth in Section 6.2, Section 8.2, Section 9.7 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (A) this Agreement is terminated (x) by Parent or the Company pursuant to Section 8.1(b) (and in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to proviso (y) of Section 8.1(b)) or pursuant to Section 8.1(h) or (y) by Parent pursuant to Section 8.1(f), (B) any Person shall have publicly disclosed an Acquisition Proposal or, in the case of termination pursuant to Section 8.1(b) or Section 8.1(f), any Acquisition Proposal has otherwise been communicated to the Board of Directors, in each case, after the date of this Agreement and prior to such termination (or, in the case of termination pursuant to Section 8.1(h), prior to the Stockholder Meeting) and such Acquisition Proposal has not been withdrawn at least four (4) Business Days prior to the date of such termination (or, in the case of termination pursuant to Section 8.1(h), at least four (4) Business Days prior to the date of the Stockholder Meeting, or in the case of termination pursuant to Section 8.1(f), at least four (4) Business Days prior to the date of the applicable breach or failure to perform) and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve (12) month period) or consummated an Acquisition Proposal; provided that for purposes of this clause (iii) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), prior to or concurrently with the execution of the Specified Agreement, (y) in the case of Section 8.3(b)(ii), within three (3) Business Days after such termination or (z) in the case of this Section 8.3(b)(iii), prior to or concurrently with the consummation of the Acquisition Proposal referred to in Section 8.3(b)(iii), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent or its designee of the Termination Fee pursuant to Section 8.3(b) (together with any amounts that become due pursuant to Section 8.3(f)) shall be the sole and exclusive remedy of Parent, Merger Sub and any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) arising out of or related to this Agreement or the Transactions and shall constitute liquidated damages for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s) in accordance with Section 8.3(d), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions and none of Parent, Merger Sub or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against any Company Related Party or any of their respective Affiliates relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not relieve the Company from any liability for Fraud or Willful Breach of this Agreement prior to such termination or any liability under the Confidentiality Agreement and the Clean Team Agreement; provided, further, that Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.5(b), and may elect which remedy to receive if both a grant of specific performance to consummate the Transactions and the payment of the Termination Fee are adjudicated to be available, but in no event shall Parent be entitled to both such grant of specific performance and the payment of the Termination Fee. Notwithstanding anything to the contrary contained herein, in the case of Willful Breach, in circumstances where the Termination Fee is payable pursuant to Section 8.3(b) and is paid by the Company to Parent pursuant to and in accordance with Section 8.3(b), Parent’s right to receive payment from the Company of the Termination Fee pursuant to and in accordance with Section 8.3(b) (together with any amounts that become due pursuant to Section 8.3(f)), shall be the sole and exclusive monetary remedy of Parent and Merger Sub against the Company Related Parties for any loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach of, or failure to perform under, this Agreement (including in respect of any Willful Breach), and upon payment of the Termination Fee (together with any amounts that become due pursuant to Section 8.3(f)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, whether in equity or at law, in contract, in tort or otherwise, other than any liability under the Confidentiality Agreement or the Clean Team Agreement or liability for Fraud.

(d) In the event that the Company or Parent terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(c) and all conditions to the Closing are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (to the extent waivable under applicable Legal Requirements), other than the conditions set forth in (i) Section 7.1(b), but solely to the extent such Legal Requirement, temporary restraining order, preliminary or permanent injunction, final judgment or other order shall relate to the HSR Act or any other Antitrust Law or (ii) Section 7.1(c), and in either of clause (i) or (ii), a material breach by the Company of its obligations under Section 6.2 is not the principal cause of either the Merger not being consummated by the End Date or the issuance of the applicable final and non-appealable order, decree, ruling or other action, as applicable, then Parent shall promptly pay or cause to be paid to the Company the Parent Termination Fee by wire transfer of same day funds as promptly as reasonably practicable (and, in any event (x) within two (2) Business Days or (y) concurrently with such a termination by Parent). The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(e) In the event of any termination described in Section 8.3(d), (i) payment from Parent to the Company of the Parent Termination Fee pursuant to Section 8.3(d) (together with any amounts that become due pursuant to Section 8.3(f) or Section 8.3(g)) shall be the sole and exclusive remedy of the Company and any of its respective Affiliates against Parent, Merger Sub and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates, including Ultimate Parent (collectively, “Parent Related Parties”) arising out of or related to this Agreement or the Transactions and shall constitute liquidated damages for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s) pursuant to Section 8.3(d), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions and none of the Company or the other Acquired Corporations or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party or any of their respective Affiliates relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not relieve Parent or Merger Sub from any liability for Fraud or Willful Breach of this Agreement prior to such termination or any liability under the Confidentiality Agreement and the Clean Team Agreement; provided, further, that the Company may seek specific performance to cause Parent and Merger Sub to consummate the Transactions in accordance with Section 9.5(b), and may elect which remedy to receive if both a grant of specific performance to consummate the Transactions and the payment of the Parent Termination Fee are adjudicated to be available, but in no event shall the Company be entitled to both such grant of specific performance and the payment of the Parent Termination Fee. Notwithstanding anything to the contrary contained herein, in the case of Willful Breach, in circumstances where the Parent Termination Fee is payable pursuant to Section 8.3(d) and is paid by Parent to the Company pursuant to and in accordance with Section 8.3(d), the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to and in accordance with Section 8.3(d) (together with any amounts that become due pursuant to Section 8.3(f) and Section 8.3(g)), shall be the sole and exclusive monetary remedy of the Company against the Parent Related Parties for any loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach of, or failure to perform under, this Agreement (including in respect of any Willful Breach), and upon payment of the Parent Termination Fee (together with any amounts that become due pursuant to Section 8.3(f) and Section 8.3(g)), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, whether in equity or at law, in contract, in tort or otherwise, other than any liability under the Confidentiality Agreement or the Clean Team Agreement or liability for Fraud.

(f) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), or Parent fails to timely pay any amount due pursuant to Section 8.3(e), and, in order to obtain the payment, Parent or the Company, as applicable, commences a Legal Proceeding which results in a judgment against the other Party or the other Party eventually makes such payment, then the non-prevailing Party shall pay to the prevailing Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(g) The Parent Termination Fee is exclusive of Swiss VAT. The payment of, and liability for, any Swiss VAT imposed with respect to the payment of the Parent Termination Fee shall be the sole responsibility of Parent.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties prior to the Effective Time. Prior to the Effective Time, this Agreement may be amended with the approval of the respective boards of directors of the Company, Parent and Merger Sub at any time, whether before or after the Company Stockholder Approval has been obtained; provided that after the Company Stockholder Approval has been obtained, no amendment shall be made that by any Legal Requirement requires further approval by the Company’s stockholders without the further approval of such stockholders.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent permissible by applicable Legal Requirements, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (iii) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if it is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to or in connection with this Agreement shall survive the consummation of the Merger.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits) and the Company Disclosure Schedule, the Confidentiality Agreement, the Clean Team Agreement and that certain letter agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Subsidiaries, with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement, including all matters of construction, validity and performance and any action or proceeding (whether in contract, tort or otherwise) arising out of this Agreement or any of the Transactions or any other agreements contemplated hereby shall be governed by, and construed in accordance with, the laws of the State of Delaware, including with respect to statutes of limitations, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the Delaware Superior Court and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in the Delaware Courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage, for which monetary damages even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company, Parent nor Merger Sub would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR ANY COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5(c).

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect, except each of Parent and Merger Sub may assign all or any of their rights and obligations under this Agreement to any wholly owned Subsidiary of Parent that is a tax resident of either the United States or Switzerland without the prior consent of the Company upon prior written notice to the Company; provided that (a) no such assignment shall be permitted without the prior written consent of the Company if such assignment would, or would reasonably be expected to, prevent, impair or delay Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the Merger and the other transactions contemplated by this Agreement and (b) no such assignment shall relieve the assigning party of its obligations hereunder.

9.7 Transfer Tax. Except as otherwise provided in Section 1.4(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares.

9.8 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (i) if the Effective Time occurs, (A) the right of the Company’s stockholders to receive the Merger Consideration pursuant to Section 1 following the Effective Time in accordance with the terms of this Agreement and (B) the right of the holders of Company Options, Company RSU Awards and Company PSU Awards to receive the Merger Consideration pursuant to Section 1.6 following the Effective Time in accordance with the terms of this Agreement; (ii) the provisions set forth in Section 6.5 of this Agreement (which are intended for the benefit of each indemnified or insured party (including the Indemnified Persons) contemplated thereby, each of whom will be third party beneficiaries of these provisions); (iii) the limitations on liability of the Company Related Parties set forth in Section 8.3(c) and the limitations on liability of the Parent Related Parties set forth in Section 8.3(e), and (iv) the provisions of Section 9.1, Section 9.5(c) and this Section 9.8 (which are intended for the benefit of the relevant parties identified therein, each of which will be third party beneficiaries of these provisions).

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) two (2) Business Days after being sent by registered mail or by courier or express delivery service, or (iii) if sent by email prior to 6:00 p.m. recipient’s local time and receipt is confirmed (e-mail sufficing), upon transmission, or (iv) if sent by email after 6:00 p.m. recipient’s local time and receipt is confirmed (e-mail sufficing), the day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Merger Sub (or following the Effective Time, the Surviving Corporation):

Alcon Research, LLC

6201 South Freeway

Fort Worth, Texas 76134-2099

Attention: General Counsel

E-mail: royce.bedward@alcon.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111-3715

Attention:   Branden C. Berns; Evan D’Amico; George Sampas

E-mail:    BBerns@gibsondunn.com; EDamico@gibsondunn.com;

       GSampas@gibsondunn.com

if to the Company (prior to the Effective Time):

STAAR Surgical Company

25510 Commercentre Drive

Lake Forest, California

Attention:   Nathaniel Sisitsky

Email:      nsisitsky@staar.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   Karessa L. Cain

Email:      KLCain@wlrk.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction, so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any Party. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified, in each case so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any Party. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the fullest extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; words denoting any gender shall include all genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) All references to days or months shall be deemed references to calendar days or months unless otherwise specified herein.

(d) All references to “$” or dollars shall be deemed references to United States dollars.

(e) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the word “or” shall not be exclusive.

(f) The words “hereof,” “herein,” “herewith” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole (including the Company Disclosure Schedule and Exhibits hereto and thereto) and not to any particular provision of this Agreement.

(g) Except as otherwise indicated, all references in this Agreement to “Sections” or “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(h) With respect to information provided by the Company to Parent, the term “made available,” “delivered” or such term with similar import used in this Agreement means that the information referred to (i) is included in the Company SEC Documents made publicly available at least three (3) days prior to the date of this Agreement or (ii) has been posted at least one (1) day prior to the date of this Agreement in the “data room” established by the Company or its Representatives or delivered at least one (1) day prior to the date of this Agreement in person or electronically by the Company or its Representatives to Parent or its Representatives.

(i) Capitalized terms used in the Company Disclosure Schedule and not otherwise defined therein have the meanings given to them in this Agreement.

(j) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(k) (i) Any reference to any Governmental Body includes any successor to that Governmental Body; and (ii) unless the context otherwise requires, any reference to any applicable Legal Requirement refers to such applicable Legal Requirement as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Legal Requirement includes any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Legal Requirement shall be deemed to refer to such Legal Requirement, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(l) The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto of any matter whatsoever.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Alcon Research, LLC

By:	/s/ David Endicott
Name: David Endicott
Title: Chief Executive Officer and President

Rascasse Merger Sub, Inc.

By:	/s/ David Endicott
Name: David Endicott
Title: Chief Executive Officer and President

STAAR Surgical Company

By:	/s/ Stephen C. Farrell
Name: Stephen C. Farrell
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.4 of the Agreement.

Acquired Corporation. “Acquired Corporation” is defined in Section 3.1(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer from any Person (other than Parent and its Affiliates) or “group” (other than a “group” that includes Parent or its Affiliates) within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition or exclusive license of assets of any Acquired Corporation equal to more than 20% of the consolidated assets (based on the fair market value thereof) of the Acquired Corporations, taken as a whole, or to which more than 20% of the Acquired Corporations’ revenues or earnings on a consolidated basis are attributable, (ii) issuance or acquisition of more than 20% of the aggregate voting power of the capital stock or equity interests of the Company, (iii) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group (or the stockholders of any Person) beneficially owning more than 20% of the aggregate voting power of the capital stock or equity interests of the Company (or the surviving entity, or the resulting direct or indirect parent of the Company or such surviving entity), or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Corporation that if consummated would result in any Person or group (or the stockholders of any Person) beneficially owning more than 20% of the aggregate voting power of the capital stock or equity interests of the Company (or the surviving entity, or the resulting direct or indirect parent of the Company or such surviving entity), in each case, other than the Transactions.

Adverse Remedy Impact. “Adverse Remedy Impact” shall mean a greater than $50 million reduction in the aggregate amount of reasonably projected LASIK and ICL sales revenue of Ultimate Parent and its controlled Affiliates, including the Company and its Subsidiaries, taken as a whole, for the twelve-month period following Closing.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, the anti-bribery laws of the People’s Republic of China or any other applicable Legal Requirements pertaining to bribery or corruption.

Anti-Money Laundering Laws. “Anti-Money Laundering Laws” shall mean applicable laws, regulations or rules relating to the prevention of money laundering or terrorist financing, including financial recordkeeping and reporting requirements, 18 U.S.C. §§ 1956 and 1957, the Bank Secrecy Act, as amended by the USA PATRIOT Act, 31 U.S.C. §§ 5311 et seq., and its implementing regulations.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws, and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, as well as applicable laws and regulations governing foreign investment.

Applicable Third Party. “Applicable Third Party” is defined in Section 6.2(f) of the Agreement.

Awards. “Awards” is defined in Section 1.6(f).

Board of Directors. “Board of Directors” shall mean the board of directors of the Company.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

Business Day. “Business Day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York or Geneva, Switzerland are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

CDSCO. “CDSCO” shall mean the Central Drugs Standard Control Organization in India.

Certificates. “Certificates” is defined in Section 1.4(a) of the Agreement.

Clean Team Agreement. “Clean Team Agreement” is defined in Section 5.1 of the Agreement.

Closing. “Closing” is defined in Section 1.1 of the Agreement.

Closing Date. “Closing Date” is defined in Section 1.1 of the Agreement.

Code. “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

Collective Bargaining Agreement. “Collective Bargaining Agreement” shall mean any written Contract, memorandum of understanding or other contractual obligation between an Acquired Corporation and any Labor Organization representing employees of an Acquired Corporation.

Company. “Company” is defined in the preamble to the Agreement.

Company 401(k) Plan. “Company 401(k) Plan” is defined in Section 6.4 of the Agreement.

Company Adverse Recommendation Change. “Company Adverse Recommendation Change” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or its Subsidiaries.

Company Board Recommendation. “Company Board Recommendation” is defined in Section 3.21 of the Agreement.

Company Cash Awards. “Company Cash Awards” shall mean the long-term cash awards issued pursuant to the Company Equity Plan or otherwise.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent concurrently with the execution of this Agreement.

Company Equity Plan. “Company Equity Plan” shall mean the STAAR Surgical Company Amended and Restated Omnibus Equity Incentive Plan, as amended.

Company Governmental Authorizations. “Company Governmental Authorizations” is defined in Section 3.15 of the Agreement.

Company IT Systems. “Company IT Systems” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, databases, data communications lines, network and telecommunications equipment and all other information technology equipment, infrastructure, systems and networks, and all associated documentation, owned by, or licensed or leased to, or otherwise used by, any Acquired Corporation (excluding any public networks).

Company Options. “Company Options” shall mean all compensatory options to purchase Shares issued pursuant to the Company Equity Plan.

Company Owned IP. “Company Owned IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by any Acquired Corporation.

Company PSU Award. “Company PSU Award” shall mean each restricted stock unit issued under the Company Equity Plan or otherwise granted with respect to Shares, the vesting of which is (or was at the time of grant) subject to performance conditions.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(c) of the Agreement.

Company Returns. “Company Returns” is defined in Section 3.16(a) of the Agreement.

Company RSU Award. “Company RSU Award” shall mean each restricted stock unit issued under the Company Equity Plan or otherwise granted with respect to Shares, excluding Company PSU Awards.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Securities. “Company Securities” is defined in Section 3.3(d) of the Agreement.

Company Stockholder Approval. “Company Stockholder Approval” is defined in Section 3.21 of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuing Employee. “Continuing Employee” is defined in Section 6.3(a) of the Agreement.

Contract. “Contract” shall mean any legally binding agreement, contract, subcontract, lease, sublease, understanding, instrument, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

Current D&O Insurance. “Current D&O Insurance” is defined in Section 6.5(b) of the Agreement.

Customs & Trade Control Laws. “Customs & Trade Control Laws” shall mean all applicable export, import, customs and trade, and anti-boycott Legal Requirements administered, enacted or enforced by any Governmental Body, including : (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Legal Requirements administered by U.S. Customs and Border Protection; (b) the anti-boycott Legal Requirements administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Legal Requirements in any relevant jurisdiction to the extent they are applicable to the Acquired Corporations.

Data Privacy Laws. “Data Privacy Laws” shall mean all applicable Legal Requirements of any applicable jurisdiction relating to: (i) the privacy, protection, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information; and (ii) cybersecurity, including, in the case of clause (i) and (ii), HIPAA, the General Data Protection Regulation, Regulation 2016/679/EU and the California Consumer Privacy Act.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 1.5 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DPA. “DPA” shall mean Section 721 of the U.S. Defense Production Act of 1950, as amended, including all implementing regulations thereof.

Effective Time. “Effective Time” is defined in Section 1.2(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity or equity-based plan, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance benefits (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (c) employment, consulting, separation, severance, change in control, retention, transaction or similar agreement, and (d) each other employee benefit plan, program or arrangement, in each case of clauses (a) through (d), (i) that is sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the current or future benefit of any current or former employee, officer or director of any of the Acquired Corporations, (ii) that provides benefits to or compensation to any current or former employee, officer or director of any of the Acquired Corporations, (iii) with respect to which any Acquired Corporation has any direct or indirect liability (whether current, contingent, or otherwise) or (iv) to which any Acquired Corporation is a party.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, mortgage, security interest, encumbrance, option to purchase, easement, claim, right of first refusal or first offer, preemptive right or similar restriction of any nature, in each case other than licenses with respect to Intellectual Property Rights and transfer restrictions under applicable securities laws.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the protection, preservation or restoration of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

Equity Award Consideration. “Equity Award Consideration” shall mean the aggregate payments to the holders of In-the-Money Company Options Company RSU Awards and Company PSU Awards.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

European Regulators. “European Regulators” shall mean national competent authorities in each European Union member state as well as all applicable notified bodies.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Exchange Agent. “Exchange Agent” is defined in Section 1.4(a) of the Agreement.

Excluded Shares. “Excluded Shares” is defined in Section 1.3(a)(iii) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

Fraud. “Fraud” is defined in Section 8.2 of the Agreement.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

GMP. “GMP” shall mean the applicable good manufacturing practices for medical devices as implemented by a Regulatory Authority similar to those articulated in ISO 13485, or that has adopted ISO 13485, as in effect at the time of manufacture.

Good Clinical Practices. “Good Clinical Practices” shall mean regulations issued by any Regulatory Authority pertaining to the design, conduct, performance, monitoring, auditing, recording, analysis, human subjects protection, patient informed consent, and reporting of clinical trials.

Government Funded IP. “Government Funded IP” is defined in Section 3.8(g) of the Agreement.

Government Official. “Government Official” refers to (i) any public or elected official, officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, department, agency, instrumentality, state-owned or state-controlled company, public international organization, or political party and (ii) any candidate for political office.

Governmental Authorization. “Governmental Authorization” shall mean any approval, permit, license, certificate, franchise, permission, clearance, consent, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) national, supranational, European Union, federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including European Union and United Kingdom supervisory authorities), including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court, arbitrator or other tribunal, including, for the avoidance of doubt, any taxing or similar authority responsible for the imposition, administration or collection of any tax, in each case with competent jurisdiction.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined as hazardous, toxic, a pollutant, a contaminant or words of similar import under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, radioactive material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum-derived substance or waste.

Health Canada. “Health Canada” shall mean the Governmental Body responsible for regulating medical devices in Canada.

HIPAA. “HIPAA” the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder.

HSA. “HSA” shall mean the Health Sciences Authority in Singapore.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Improvements. “Improvements” shall mean the buildings, structures and fixtures within or upon the Leased Real Property.

In-the-Money Company Option. “In-the-Money Company Option” is defined in Section 1.6(a) of the Agreement.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, (ii) obligations relating to leases classified as capital or financial leases in financial statements in accordance with GAAP, (iii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (iv) any obligations in respect of letters of credit and bankers’ acceptances, (v) all liabilities for any deferred and unpaid purchase price of assets, property, securities, or services, including all earn-out payments, seller notes, and other similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation, (vi) interest rate swap, forward contract, currency or other hedging arrangements, to the extent payable if terminated, or (vii) any guaranty of any such obligations described in clauses (i) through (vi) of any Person other than the Acquired Corporations (other than, with respect to each of the foregoing clauses, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean any and all intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents and patent applications, including all provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, extensions, re-examinations, substitutions, and extensions thereof and the equivalents of any of the foregoing in any jurisdiction (“Patents”), (ii) trademarks, service marks, trade names, logos, slogans, trade dress, design rights, domain names and other similar designations of source or origin, whether or not registered and applications and registrations for, and all goodwill associated with, the foregoing (“Trademarks”), (iii) copyrights and applications and registrations for the foregoing (“Copyrights”), and (iv) Trade Secrets, including confidential and proprietary know-how, inventions, processes, formulae, models, methodologies, specifications, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data and similar data and information, and (v) rights in software, database rights and industrial property rights.

Insurance Policies. “Insurance Policies” is defined in Section 3.19 of the Agreement.

Intervening Event. “Intervening Event” shall mean any event, occurrence, circumstance, change or effect that materially affects the business, assets, operations, financial condition or results of operations of the Acquired Corporations, taken as a whole (other than any event, occurrence, circumstance, change or effect primarily resulting from or arising out of a breach of this Agreement by the Company) occurring or arising after the date of this Agreement that was neither known to the Board of Directors nor reasonably foreseeable as of the date of this Agreement, which event, occurrence, circumstance, change or effect becomes known to the Board of Directors prior to the Effective Time, other than (i) changes in the Share price, in and of itself, (ii) the announcement or pendency of this Agreement or the Transactions, (iii) any Acquisition Proposal or (iv) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; provided, however, that the underlying reasons for such events described in clauses (i) and (iv) may constitute an Intervening Event).

IRS. “IRS” shall mean the U.S. Internal Revenue Service.

Key Employee. “Key Employee” shall mean an employee of any Acquired Corporation at a level of vice president or above.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry of their direct reports, of such Entity’s executive officers (or where such Entity is the Company, the executive officers set forth on Section A of the Company Disclosure Schedule).

Labor Organization. “Labor Organization” shall mean any labor or trade union, labor organization, works council or other employee representative body.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Leases. “Leases” shall mean all leases, subleases, licenses and occupancy agreements, including all amendments thereto, pursuant to which any of the Acquired Corporations holds or occupies any Leased Real Property.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, claim, demand, charge, litigation, arbitration, audit, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, or governmental or regulatory investigation or inquiry, in each case, commenced, brought, conducted or heard by or before any Governmental Body or any arbitrator.

Legal Requirement. “Legal Requirement” shall mean any national, supranational, EU, federal, state, local, municipal or foreign law, statute, constitution, resolution, ordinance, common law, injunction, award, code, edict, decree, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or another stock exchange) or Regulatory Authority, including all approval, reporting, and GMP standards (or authoritative similar standards or guidelines) of any Regulatory Authority, as well as Custom & Trade Control Laws, Sanctions, the Foreign Corrupt Practices Act, and other Anti-Corruption Laws, and Antitrust Laws, provided, however, that with respect to Antitrust Laws, only those related to a Requisite Regulatory Approval.

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Corporations, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect:

(i)

any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein;

(ii)

any event, occurrence, circumstance, change or effect resulting from the execution, announcement, pendency or performance of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or other Acquired Corporations with any employees, Labor Organization, financing sources, customers, distributors, suppliers, partners, Governmental Bodies or other business relationships (other than for purposes of any representation or warranty contained in, or the condition in Section 7.2(a) to the extent relating to any representation or warranty contained in, Section 3.22, Section 3.8(d) or Section 3.8(l));

(iii)

any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions;

(iv)

any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to general changes in the financial, credit, banking, securities or capital markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any market index) and including changes or developments in or relating to currency exchange or interest rates;

(v)

any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any political, social or regulatory conditions (or changes in such conditions) in the United States or any other country or region in the world, act of terrorism, cyberterrorism, ransomware or malware, war, national or international calamity, natural disaster, acts of god, weather or environmental event, epidemic, pandemic, or any other similar event, or any escalation or worsening of any of the foregoing, or any action taken by any Governmental Body in response to any of the foregoing;

(vi)

the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein;

(vii)

any event, occurrence, circumstance, change or effect arising from any action taken by any Acquired Corporation at the written direction or request of Parent or with Parent’s written consent, or any action required or specifically permitted to be taken by any Acquired Corporation pursuant to this Agreement;

(viii)

any event, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, including the impact thereof on the relationships, contractual or otherwise, of the Acquired Corporations with any employees, Labor Organization, financing sources, customers, distributors, suppliers, partners, Governmental Bodies or other business relationships;

(ix)

any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any Legal Requirement or GAAP (or interpretations or enforcement of any Legal Requirement or GAAP);

(x)

any event, occurrence, circumstance, change or effect resulting or arising from any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Body affecting a national or federal government as a whole;

(xi)

any event, occurrence, circumstance, change or effect resulting or arising from changes in anti-dumping actions, international tariffs, trade policies, sanctions, Legal Requirements, or any “trade wars”;

(xii)	any event, occurrence, circumstance, change or effect resulting or arising from any Stockholder Litigation; or

(xiii)	any event, occurrence, circumstance, change or effect resulting or arising from any breach by Parent or Merger Sub of this Agreement; or

(xiv)	any event, occurrence, circumstance, change or effect resulting or arising from any matter disclosed in Section B of the Company Disclosure Schedule;

provided that if any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v), (ix), (x) and (xi) has had, or would be reasonably expected to have, a disproportionate and adverse effect on the Acquired Corporations, taken as a whole, relative to other medical device companies in similar geographies in which the Acquired Corporations operate, then the incremental disproportionate adverse effect (and only the incremental disproportionate adverse effect) may be taken into account in determining whether a Company Material Adverse Effect has occurred.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Merger. “Merger” is defined in Recital (A) to the Agreement.

Merger Consideration. “Merger Consideration” is defined in Recital (A) to the Agreement.

Merger Sub. “Merger Sub” is defined in the preamble to the Agreement.

Merger Sub Sole Stockholder Approval. “Merger Sub Sole Stockholder Approval” is defined in Recital (D) to the Agreement.

MFDS. “MFDS” shall mean the Ministry of Food and Drug Safety in South Korea.

MHRA. “MHRA” shall mean the Medicines and Healthcare products Regulatory Agency in the United Kingdom.

Nasdaq. “Nasdaq” shall mean The Nasdaq Global Market.

New Plan. “New Plan” is defined in Section 6.3(b) of the Agreement.

NMPA. “NMPA” shall mean the National Medical Products Administration in China (formerly, China Food and Drug Administration).

Notice Period. “Notice Period” is defined in Section 6.1(b)(i) of the Agreement.

Old Plan. “Old Plan” is defined in Section 6.3(b) of the Agreement.

Out-of-the-Money Company Option. “Out-of-the-Money Company Option” is defined in Section 1.6(b) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” is defined in Section 6.4 of the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects, has had, or would reasonably be expected to have, a material adverse effect on, or has materially delayed or impaired, or would reasonably be expected to materially delay or impair, the ability of Parent or Merger Sub to perform their obligations under this Agreement and consummate the Transactions on or before the End Date.

Parent Related Parties. “Parent Related Parties” is defined in Section 8.3(e) of the Agreement.

Parent Termination Fee. “Parent Termination Fee” shall mean a cash amount equal to $72,375,000.

Parties. “Parties” shall mean Parent, Merger Sub, and the Company.

Patents. “Patents” is defined in the definition of Intellectual Property Rights.

Payment Fund. “Payment Fund” is defined in Section 1.4(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) (i) any Encumbrance for Taxes that are not due and payable and (ii) any Encumbrance for Taxes the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant Party is a party or bound under general principles of commercial or government contract law for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Encumbrances granted or which arise in the ordinary course of business and under which there is no default by the Acquired Corporations), (c) any interest or title of a lessor, sublessor or similar Person under leases, subleases or similar arrangements (other than capital leases) entered into by the Company or its Subsidiaries in the ordinary course of business which does not materially interfere with or impair the value, use (or contemplated use) or utility of such lease, sublease or similar arrangement, (d) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (e) in the case of real property, Encumbrances incurred or suffered which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property which are not violated by the current use or occupancy of the Leased Real Property in any material respect, (f) Encumbrances to secure obligations arising under workers’ compensation, unemployment insurance and social security Legal Requirements, (g) Encumbrances reflected in the Company SEC Documents securing indebtedness or liabilities that are reflected in the Company SEC Documents and (h) Encumbrances that do not, individually or in the aggregate, materially impair the existing use of the assets or property of the Person affected by such Encumbrance or otherwise materially impair business operations.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” shall mean (a) any information or data that constitutes “personal data,” “personal information,” “personally identifiable information,” or any comparable term under any Data Privacy Laws and (b) any information that can identify, relate to, describe, be associated with, or be reasonably capable of being associated with a particular individual.

PMDA. “PMDA” shall mean the Pharmaceuticals and Medical Devices Agency in Japan.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Privacy Requirements. “Privacy Requirements” shall mean all (i) Data Privacy Laws, (ii) internal and external privacy policies, programs and procedures, (iii) contractual obligations and (iv) applicable industry or nongovernmental regulatory body rules, regulations and standards, in each case of the foregoing clauses (i) through (iv), to the extent relating to (x) data privacy, cybersecurity or the privacy of individuals or (y) the Processing of any Personal Information or other sensitive, regulated or confidential data by or on behalf of any Person.

Processing. “Processing” shall mean, in addition to any comparable term under any Data Privacy Laws, any operation or set of operations which is performed on Personal Information or on sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

Proxy Statement. “Proxy Statement” is defined in Section 3.4(g) of the Agreement.

Qualified Bidder. “Qualified Bidder” means a Person or group of Persons that has made an Acquisition Proposal after the date hereof (provided that such Acquisition Proposal did not result from a breach of Section 5.4) that, prior to the Window Shop End Time, the Board of Directors has concluded in good faith (after consultation with its outside legal counsel and its financial advisor) either constitutes or could reasonably be expected to lead to or result in a Superior Offer and has notified Parent in writing of such determination; provided, however, that any such Person (or group of Persons) shall immediately cease to be a Qualified Bidder (and all provisions of this Agreement that apply to Qualified Bidders in their capacity as such shall cease to apply with respect to such Person (or group of Persons)) immediately upon the expiration in accordance with its terms, or withdrawal, of any Acquisition Proposal submitted by such Person (or group of Persons).

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

Regulatory Authority. “Regulatory Authority” shall mean the FDA, NMPA, PMDA, European Regulators, Health Canada, MHRA, MFDA, CDSCO, MFDS, and HSA, and all other Governmental Bodies with jurisdiction over the clearance, approval, licensure, registration, importation, distribution, marketing, or sale of medical devices.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

Remedy Action. “Remedy Action” is defined in Section 6.2(b) of the Agreement.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Requisite Regulatory Approvals. “Requisite Regulatory Approvals” is defined in Section 7.1(c) of the Agreement.

Restricted Person. “Restricted Person” shall mean any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

Rights Share. “Rights Share” is defined in Section 1.3(c).

Sanctioned Person. “Sanctioned Person” shall mean any Person that is the target of Sanctions, including, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state or His Majesty’s Treasury of the United Kingdom, (b) any Person located, organized or resident in a Sanctioned Territory or (c) any Person, directly or indirectly, owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b) so as to subject the person to Sanctions.

Sanctioned Territory. “Sanctioned Territory” shall mean, at any time, a country or territory which in the last five (5) years is or has been itself the subject or target of any country-wide or territory-wide Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, the Crimea, so-called Donetsk People’s Republic, so-called Luhansk People’s Republic regions of Ukraine, and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

Sanctions. “Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including through the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), the United Nations Security Council, the European Union, any EU member state, His Majesty’s Treasury of the United Kingdom, or any other relevant Governmental Body with regulatory authority over a jurisdiction in which the Acquired Corporations operate.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

SEC Clearance Date. “SEC Clearance Date” is defined in Section 5.3(a) of the Agreement.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital (A) to the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Specified Governmental Body. “Specified Governmental Body” is defined in Section 7.1(b) of the Agreement.

Stockholder Litigation. “Stockholder Litigation” shall mean any Legal Proceeding asserted, threatened or commenced against the Company or any of its directors or officers in such individual’s capacity as such by any stockholder of the Company (in its capacity as such or through a derivative action) relating to this Agreement or the Transactions. For the avoidance of doubt, any Legal Proceeding asserted, threatened or commenced by Parent, Merger Sub or their Affiliates shall not constitute Stockholder Litigation.

Stockholder Meeting. “Stockholder Meeting” is defined in Section 5.3(a) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, partnership or other similar ownership interests of such Entity. For purposes hereof, a Person or

Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal received after the date of this Agreement that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer” in all cases, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

Surviving Corporation. “Surviving Corporation” is defined in Recital (A) to the Agreement.

Swiss VAT. “Swiss VAT” shall mean the Swiss Federal Value Added Tax (Mehrwertsteuer).

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including, for the avoidance of doubt, Section 203 of the DGCL).

Tax. “Tax” shall mean any U.S. federal, state, or local, or non-U.S. tax (including any net income tax, gross income tax, franchise tax, capital gains tax, capital stock tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, premium tax, windfall profit tax, environmental tax, license tax, occupation tax, employment tax, unemployment tax, national health insurance tax, social security tax, disability tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, registration tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax, payroll tax, Swiss Federal Withholding Tax (Verrechnungssteuer) or Swiss Federal Value Added Tax (Mehrwertsteuer)), add-on minimum tax, custom, impost, tariff, duty, levy, assessment, or other tax or charge in the nature of a tax, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, penalties, surcharges or additions to tax with respect thereto.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate, claim, refund or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Fee. “Termination Fee” shall mean a cash amount equal to $43,425,000; provided that in the event the Termination Fee becomes payable as a result of the termination of this Agreement (x) by the Company pursuant to Section 8.1(e) with respect to a Superior Offer from a Qualified Bidder or (y) by Parent pursuant to Section 8.1(d) in response to a Company Adverse Recommendation Change with respect to a Superior Offer from a Qualified Bidder, then in the case of either of the immediately preceding clauses (x) or (y), the Termination Fee shall be $14,475,000.

Top Distributor. “Top Distributor” shall mean a top ten (10) distributor of the Acquired Corporations, taken as a whole, based on revenues during the fiscal year ended December 27, 2024.

Top Supplier. “Top Supplier” shall mean a top ten (10) supplier of raw materials, inventory or manufacturing services to the Acquired Corporations, taken as a whole, based on expenditures during the fiscal year ended December 27, 2024.

Trade Secret. “Trade Secret” shall mean any confidential and proprietary information that constitutes a trade secret under any applicable Legal Requirements.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Merger.

Transfer Regulations. “Transfer Regulations” shall mean (a) any regulation implementing the Acquired Rights Directive 2001/23/EC, (b) the United Kingdom Transfer of Undertaking (Protection of Employment) Regulations 2006 (as amended) and (c) any equivalent automatic transfer regulations.

Ultimate Parent. “Ultimate Parent” means Alcon Inc., a corporation (société anonyme) organized under the laws of Switzerland.

Voting Company Debt. “Voting Company Debt” is defined in Section 3.3(b) of the Agreement.

WARN. “WARN” is defined in Section 3.17(n) of the Agreement.

Willful Breach. “Willful Breach” is defined in Section 8.2 of the Agreement.

Window Shop End Time. “Window Shop End Time” means 11:59 p.m. (New York time) on September 19, 2025.